Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

TRANZYME, INC.,

a Delaware corporation;

TERRAPIN ACQUISITION, INC.,

a Delaware corporation; and

OCERA THERAPEUTICS, INC.,

a Delaware corporation

Dated as of April 23, 2013

TABLE OF CONTENTS

Section 1.	DESCRIPTION OF TRANSACTION	8

1.1	Structure of the Merger	8
1.2	Effects of the Merger	8
1.3	Closing; Effective Time	8
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	9
1.5	Conversion of Shares and Issuance of Warrants	9
1.6	Closing of the Company’s Transfer Books	11
1.7	Surrender of Certificates	11
1.8	Appraisal Rights	13
1.9	Further Action	14
1.10	Tax Consequences	14
1.11	Adjusted Cash	14

Section 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	15

2.1	Subsidiaries; Due Organization; Etc.	15
2.2	Certificate of Incorporation; Bylaws; Charters and Codes of Conduct	16
2.3	Capitalization, Etc.	16
2.4	Financial Statements	17
2.5	Absence of Changes	18
2.6	Title to Assets	20
2.7	Real Property; Leasehold	20
2.8	Intellectual Property	20
2.9	Agreements, Contracts and Commitments	22
2.10	Liabilities	23
2.11	Compliance; Permits; Restrictions	24
2.12	Tax Matters	25
2.13	Employee and Labor Matters; Benefit Plans	27
2.14	Environmental Matters	31
2.15	Insurance	31
2.16	Legal Proceedings; Orders	32
2.17	Authority; Binding Nature of Agreement	33
2.18	Inapplicability of Anti-takeover Statutes	33
2.19	Vote Required	33
2.20	Non-Contravention; Consents	33
2.21	No Financial Advisor	34
2.22	Disclosure	34

Section 3.	REPRESENTATIONS AND WARRANTIES OF TRANZYME AND MERGER SUB	35

3.1	Subsidiaries; Due Organization; Etc.	35
3.2	Certificate of Incorporation; Bylaws; Charters and Codes of Conduct	36
3.3	Capitalization, Etc.	36

3.4	SEC Filings; Financial Statements	37
3.5	Absence of Changes	38
3.6	Title to Assets	40
3.7	Real Property; Leasehold	41
3.8	Intellectual Property	41
3.9	Agreements, Contracts and Commitments	42
3.10	Liabilities	44
3.11	Compliance; Permits; Restrictions	44
3.12	Tax Matters	46
3.13	Employee and Labor Matters; Benefit Plans	48
3.14	Environmental Matters	52
3.15	Insurance	52
3.16	Transactions with Affiliates	53
3.17	Legal Proceedings; Orders	53
3.18	Authority; Binding Nature of Agreement	53
3.19	Inapplicability of Anti-takeover Statutes	54
3.20	Vote Required	54
3.21	Non-Contravention; Consents	54
3.22	No Financial Advisor	55
3.23	Disclosure	55
3.24	Valid Issuance	56

Section 4.	CERTAIN COVENANTS OF THE PARTIES	56

4.1	Access and Investigation	56
4.2	Operation of Tranzyme’s Business	57
4.3	Operation of the Company’s Business	58
4.4	Negative Obligations	59
4.5	No Solicitation	63

Section 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	64

5.1	Proxy Statement	64
5.2	Company Stockholder Written Consent	64
5.3	Tranzyme Stockholders’ Meeting	66
5.4	Regulatory Approvals	67
5.5	Company Options, Company Warrants and Convertible Notes	67
5.6	Indemnification of Officers and Directors	69
5.7	Additional Agreements	70
5.8	Disclosure	71
5.9	Listing	71
5.10	Tax Matters	71
5.11	Cooperation	72
5.12	Directors and Officers	72
5.13	Section 16 Matters	73
5.14	Investment Letters	73
5.15	Preferred Stock and Convertible Note Conversion	73

Section 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	73

6.1	No Restraints	73
6.2	Stockholder Approval	73
6.3	No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business	73
6.4	Determination of Adjusted Cash	74

Section 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF TRANZYME AND MERGER SUB	74

7.1	Accuracy of Representations	74
7.2	Performance of Covenants	74
7.3	Consents	74
7.4	Agreements and Other Documents	75
7.5	FIRPTA Certificate	75
7.6	No Company Material Adverse Effect	75
7.7	Preferred Stock and Note Conversion	75

Section 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	75

8.1	Accuracy of Representations	75
8.2	Performance of Covenants	76
8.3	Consents	76
8.4	Documents	76
8.5	Board of Directors	76
8.6	No Tranzyme Material Adverse Effect	76

Section 9.	TERMINATION	76

9.1	Termination	76
9.2	Effect of Termination	78
9.3	Expenses; Termination Fees	78

Section 10.	MISCELLANEOUS PROVISIONS	79

10.1	Non-Survival of Representations and Warranties	79
10.2	Amendment	79
10.3	Waiver	79
10.4	Entire Agreement; Counterparts; Exchanges by Facsimile	80
10.5	Applicable Law; Jurisdiction	80
10.6	Attorneys’ Fees	80
10.7	Assignability	80
10.8	Notices	81
10.9	Cooperation	81
10.10	Severability	82

10.11	Other Remedies; Specific Performance	82
10.12	Construction	82

INDEX OF DEFINED TERMS

Acquisition Inquiry	A-1	Company Third Party Intellectual Property	20
Acquisition Proposal	A-1	Company Triggering Event	A-4
Acquisition Transaction	A-1	Company Warrants	A-4
Adjusted Cash	A-1	Confidentiality Agreement	A-4
Adjusted Cash Statement	A-2	Consent	A-4
Adjusted Cash Statements	14	Contemplated Transactions	A-4
Adjustment Factor	A-2	Contract	A-4
Agreement	7	Convertible Notes	A-5
Business Day	A-2	D&O Indemnified Parties	69
Canadian Law	A-2	DGCL	A-5
Certifications	38	Dissenting Shares	13
Closing	8	Effective Time	9
Closing Adjusted Cash Statement	A-2	Encumbrance	A-5
Closing Adjusted Cash Statements	14	Entity	A-5
Closing Date	8	Environmental Law	A-5
COBRA	A-2	ERISA	A-5
Code	A-2	ERISA Affiliate	A-5
Company	7	Excess Shares	10
Company Adjusted Cash Target	A-2	Exchange Act	A-5
Company Associate	A-2	Exchange Agent	11
Company Board Recommendation	65	Exchange Fund	11
Company Capital Stock	A-2	Exchange Ratio	A-5
Company Closing Adjusted Cash	A-2	Existing Company D&O Policies	32
Company Common Stock	A-2	Existing Tranzyme D&O Policies	52
Company Contract	A-2	FDA	24
Company Disclosure Schedule	15	Fully Diluted Basis	61
Company Employee Plan	28	Fully-Diluted Basis	A-6
Company Financials	17	GAAP	A-6
Company Financing	A-3	Governmental Authority	A-6
Company Intellectual Property	20	Governmental Authorization	A-6
Company IP Rights	A-3	Governmental Body	A-6
Company Material Adverse Effect	A-3	Grant Date	28
Company Material Contract	23	Hazardous Materials	A-6
Company Options	A-4	Independent Accountant	14
Company Preferred Stock	A-4	Intellectual Property	A-6
Company Products	24	IRS	A-7
Company Public Company Financials	A-4	Key Employee	A-7
Company Stock Certificate	11	Knowledge	A-7
Company Stock Option Plan	17	Legal Proceeding	A-7
Company Stock Plans	28	Legal Requirement	A-7
Company Stockholder Approval	33	Liability	23
Company Stockholder Written Consents	64	Liens	34
Company Stockholders Written Consent	A-4	Merger	7

Merger Sub	7	Transfer Taxes	72
Multiemployer Plan	A-7	Tranzyme	7
Ordinary Course of Business	A-7	Tranzyme Adjusted Cash Target	A-10
Parties	A-7	Tranzyme Associate	A-9
Party	A-7	Tranzyme Board Recommendation	66
Person	A-7	Tranzyme Closing Adjusted Cash	A-9
Pre-Closing Period	56	Tranzyme Common Stock	A-9
Preferred Stock and Note Conversion	73	Tranzyme Contract	A-9
Proposed Closing Date	14	Tranzyme Disclosure Schedule	35
Proxy Statement	A-7	Tranzyme Employee Plan	48
Reed Smith Opinion	71	Tranzyme Intellectual Property	41
Representatives	A-8	Tranzyme IP Rights	A-9
Required Company Stockholder Vote	33	Tranzyme Material Adverse Effect	A-9
Required Tranzyme Stockholder Vote	54	Tranzyme Material Contract	44
Reverse Stock Split	A-8	Tranzyme Options	A-10
Sarbanes-Oxley Act	A-8	Tranzyme Products	44
SEC	A-8	Tranzyme SEC Documents	37
Securities Act	A-8	Tranzyme Stock Plans	37
Shareholder	A-8	Tranzyme Stockholder Approval	54
Skadden Opinion	71	Tranzyme Stockholders’ Meeting	66
Superior Offer	A-8	Tranzyme Third Party Intellectual Property	41
Surviving Corporation	8	Tranzyme Triggering Event	A-10
Tax	A-9	Treasury Regulations	A-10
Tax Representation Letters	72	Voting Agreements	8
Tax Return	A-9	WARN Act	31
Transaction Expenses	A-10

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of April 23, 2013, by and among TRANZYME, INC., a Delaware corporation (“Tranzyme”); TERRAPIN ACQUISITION, INC., a Delaware corporation (“Merger Sub”), and OCERA THERAPEUTICS, INC., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.                                    Tranzyme and the Company intend to merge Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL.  Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Tranzyme.

B.                                    For U.S. federal income tax purposes, Tranzyme, Merger Sub and the Company intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, that this Agreement will constitute a “plan of reorganization” for purposes of Section 354 and 361 of the Code, and that Tranzyme, Merger Sub and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

C.                                    The Board of Directors of Tranzyme (i) has determined that the Merger is advisable and fair to, and in the best interests of, Tranzyme and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Tranzyme Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholders of Tranzyme vote to approve the issuance of shares of Tranzyme Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and such other actions as contemplated by this Agreement.

D.                                    The Board of Directors of Merger Sub (i) has determined that the Merger is advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholder of Merger Sub vote to approve the Merger and such other actions as contemplated by this Agreement.

E.                                     The Board of Directors of the Company (i) has determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement, the Merger and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of the Merger to the stockholders of the Company.

F.                                      In order to induce Tranzyme to enter into this Agreement and to cause the Merger to be consummated, certain stockholders of the Company listed on Schedule 1(B) hereto, are executing voting agreements in favor of Tranzyme concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Voting Agreements”).

G.                                    In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, certain stockholders of Tranzyme listed on Schedule 1(C) hereto are executing the Voting Agreements in favor of the Company concurrently with the execution and delivery of this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.                              DESCRIPTION OF TRANSACTION

1.1                               Structure of the Merger.

(a)                     Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease.  The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(b)                     Alternative Structures.  The parties agree to reasonably cooperate in the consideration and implementation of alternative structures to effect the business combination contemplated by this Agreement as long as any such alternative structure does not (a) impose any material delay on, or condition to, the consummation of the Merger, (b) cause any condition set forth in Sections 6, 7 and 8 to not be capable of being satisfied (unless duly waived by the party entitled to the benefits thereof), or (c) adversely affect any of the parties hereto or either of the parties’ stockholders.

1.2                               Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.  As a result of the Merger, the Company will become a wholly-owned subsidiary of Tranzyme.

1.3                               Closing; Effective Time.  Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, California, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Tranzyme and the Company may mutually agree in writing, provided that if all the conditions set forth in Sections 6, 7 and 8 shall not have been satisfied or waived on such second Business Day, then the Closing shall take place on the first subsequent Business Day on which all such conditions shall have been satisfied or waived.  The date on which the Closing actually takes place is referred to as the “Closing

Date.”  At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Tranzyme and the Company.  The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Tranzyme and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4                               Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time:

(a)                     the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth on Exhibit D, until thereafter amended as provided by the DGCL and such Certificate of Incorporation;

(b)                     the Certificate of Incorporation of Tranzyme shall be the Certificate of Incorporation of Tranzyme immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time, Tranzyme shall file an amendment to its certificate of incorporation to change the name of Tranzyme to “Ocera Therapeutics, Inc.”;

(c)                      the Bylaws of the Surviving Corporation shall be amended and restated in its entirety to read identically to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Bylaws;

(d)                     the directors and officers of Tranzyme shall be as set forth in Section 5.12; and

(e)                      the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of Tranzyme as set forth in Section 5.12.

1.5                               Conversion of Shares and Issuance of Warrants.

(a)                     At the Effective Time, by virtue of the Merger and without any further action on the part of Tranzyme, Merger Sub, the Company or any stockholder of the Company:

(i)            any shares of Company Common Stock or Company Preferred Stock held as treasury stock or held or owned by the Company, Merger Sub or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)        subject to Section 1.5(c), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting

Shares) shall be converted solely into the right to receive a number of shares of Tranzyme Common Stock equal to the Exchange Ratio.

(b)                     If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture or under any applicable restricted stock purchase agreement or other agreement with the Company (other than those shares (if any) which, as a result of the Merger, shall, by the terms of the agreements applicable thereto, vest or for which any such repurchase options or other such restrictions or risks of forfeiture shall lapse), then the shares of Tranzyme Common Stock issued in exchange for such shares of Company Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such shares of Tranzyme Common Stock shall accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Tranzyme is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

(c)                      No fractional shares of Tranzyme Common Stock shall be issued in connection with the Merger as a result of the conversion provided for in Section 1.5(a)(ii), and no certificates or scrip for any such fractional shares shall be issued.  Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Tranzyme Common Stock (after aggregating all fractional shares of Tranzyme Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) (as defined in Section 1.6), be entitled to receive, from the Exchange Agent (as defined in Section 1.7) in accordance with the provisions of this Section 1.5, a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the exchange agent attributable to such sale) in one or more transactions of shares of Tranzyme Common Stock equal to the excess of (i) the aggregate number of shares of Tranzyme Common Stock to be delivered to the Exchange Agent by Tranzyme pursuant to Section 1.7(a) over (ii) the aggregate number of whole shares of Tranzyme Common Stock to be distributed to holders of Company Stock Certificates pursuant to Section 1.7(b) (such excess being, the “Excess Shares”). The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Tranzyme that would otherwise be caused by the issuance of fractional shares.  As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the certificates representing shares of Tranzyme Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then prevailing prices on the NASDAQ Global Market (or such other NASDAQ market which the Tranzyme Common Stock then trades).

(d)                     All Company Options outstanding immediately prior to the Effective Time under the Company Stock Option Plan and all Company Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Tranzyme Common Stock or warrants to purchase Tranzyme Common Stock, as applicable, in accordance with Section 5.5.

(e)       Each share of Common Stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f)        If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Tranzyme Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Common Stock, Company Preferred Stock, Company Options and Company Warrants the same economic effect as contemplated by this Agreement prior to such event.

1.6          Closing of the Company’s Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock or Company Preferred Stock shall be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.

1.7          Surrender of Certificates.

(a)       On or prior to the Closing Date, Tranzyme and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”).  At or promptly following the Effective Time, Tranzyme shall deposit with the Exchange Agent: (i) certificates representing the shares of Tranzyme Common Stock issuable pursuant to Section 1.5 in exchange for the outstanding shares of Company Common Stock and Company Preferred Stock pursuant to this Section 1.7.  The shares of Tranzyme Common Stock and any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)       Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Company Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Tranzyme may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Tranzyme Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Tranzyme: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Tranzyme Common Stock that such holder has the right to receive (and cash in lieu of any fractional share of Tranzyme Common Stock) pursuant to the provisions of Section 1.5; and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Tranzyme Common Stock (and cash in lieu of any fractional share of Tranzyme Common Stock).  If any Company Stock Certificate shall have been lost, stolen or destroyed, Tranzyme may, in its discretion and as a condition precedent to the delivery of any shares of Tranzyme Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Tranzyme against any claim suffered by Tranzyme related to the lost, stolen or destroyed Company Stock Certificate or any Tranzyme Common Stock issued in exchange therefor as Tranzyme may reasonably request.

(c)       No dividends or other distributions declared or made with respect to Tranzyme Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Tranzyme Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate (or complies with the lost stock provisions) in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)       Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the Closing Date shall be delivered to Tranzyme upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Tranzyme for satisfaction of their claims for Tranzyme Common Stock, cash in lieu of fractional shares of Tranzyme Common Stock and any dividends or distributions with respect to shares of Tranzyme Common Stock.

(e)       Each of Tranzyme, Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, from any consideration payable or otherwise deliverable under this Agreement to any holder of record of any Company Capital Stock immediately prior to the Effective Time or any other Person who is entitled to receive merger consideration pursuant to this Section 1, such amounts as are required to be withheld or deducted under the Code or any other state, local or foreign Tax Legal Requirement with respect to the making of such payment and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of merger consideration hereunder.  To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) to whom such amounts would otherwise have been paid.

(f)        No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Tranzyme Common Stock (or dividends or distributions with respect thereto) or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.8          Appraisal Rights.

(a)       Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights for such shares of Company Capital Stock in accordance with the DGCL or California Corporations Code, if and to the extent applicable (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL or California Corporations Code (if and to the extent applicable), unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL or their or dissenters’ under the California Corporations Code (if any).  All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL and California Corporations Code (if applicable) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b)       The Company shall give Tranzyme prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands.

1.9          Further Action.  If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of the Company, in the name of Merger Sub and otherwise) to take such action.

1.10        Tax Consequences.  For U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.  The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

1.11        Adjusted Cash.

(a)       On each Friday prior to the Closing Date at or before 8:00 pm New York City time on that day, Tranzyme shall deliver to the Company and the Company shall deliver to Tranzyme its best current estimate of its Adjusted Cash as of such date, and as of immediately prior to the Effective Time on the Closing Date, specifying the estimated Closing Date being assumed for these purposes (the “Adjusted Cash Statements”).

(b)       On the third Business Day prior to the proposed closing date of the Merger, Tranzyme shall deliver to the Company and the Company shall deliver to Tranzyme its best current estimate of its Adjusted Cash as of immediately prior to the Effective Time on the Closing Date (the “Closing Adjusted Cash Statements”).

(c)       The Adjusted Cash Statements and Closing Adjusted Cash Statements shall be unaudited but each line item therein shall be determined in accordance with GAAP, and each of Tranzyme and the Company shall provide reasonable and prompt access to the other pursuant to Section 4.1 for purposes of verifying the other’s Adjusted Cash Statements and Closing Adjusted Cash Statements.

(d)       If either Tranzyme or the Company objects to the other’s Closing Adjusted Cash Statements and Tranzyme and the Company are unable to reach agreement with respect to such Closing Adjusted Cash Statements on or prior to the proposed date for the closing of the Merger (the “Proposed Closing Date”), they shall on the next Business Day after the Proposed Closing Date refer all unresolved disputed items in connection with the Closing Adjusted Cash Statements to Pricewater-houseCoopers LLP (the “Independent Accountant”).  Tranzyme and the Company acknowledge that they have discussed their past contacts, if any, with the Independent Accountant, and that neither party shall have the right to object to the Independent Accountant’s service in such role by reason of non-disclosure of past contacts, conflicts of interest, or any other reason.  The Independent Accountant shall deliver a written report to each of Tranzyme and the Company with its determination with respect to what the amount of each unresolved disputed line item was as of 5:00 pm New York City time on the Proposed Closing Date within thirty (30) days after its engagement by the Parties, and the report of the Independent Accountant shall be final and binding on the Parties and their Representatives and all other concerned parties.  Each of Tranzyme and the Company shall pay one-half of all the costs incurred in connection with the engagement of the Independent Accountant.

(e)       The “Company Closing Adjusted Cash” and the “Tranzyme Closing Adjusted Cash” shall mean the Closing Adjusted Cash of the Company or Tranzyme, respectively (i) as set forth on the applicable Closing Adjusted Cash Statement, (ii) if there was a dispute as to a Closing Adjusted Cash Statement and Tranzyme and the Company were unable to agree on the Closing Adjusted Cash Statement on or prior to the Proposed Closing Date, as determined by the Independent Accountant, or (iii) as otherwise agreed in writing by Tranzyme and the Company.

Section 2.          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Tranzyme and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by the Company to Tranzyme (the “Company Disclosure Schedule”).  The Company Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Section 2.  The disclosures in any part or subpart of the Company Disclosure Schedule shall qualify other sections and subsections in this Section 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.  The inclusion of any information in the Company Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in a Company Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1          Subsidiaries; Due Organization; Etc.

(a)       The Company has no Subsidiaries, except for the Entities identified in Part 2.1(a) of the Company Disclosure Schedule; and neither the Company nor any of the other Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule.  The Company has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.  The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)       The Company and each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted.

(c)       The Company and each Subsidiary of the Company is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

2.2          Certificate of Incorporation; Bylaws; Charters and Codes of Conduct.  The Company has delivered or made available to Tranzyme accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto for the Company and each of  its Subsidiaries.  Part 2.2 of the Company Disclosure Schedule lists, and the Company has delivered or made available to Tranzyme, accurate and complete copies of: (a) the charters of all committees of the Company’s and its Subsidiaries’ boards of directors; and (b) any code of conduct or similar policy adopted by the Company, Subsidiaries of the Company, or by their respective boards of directors, or any committees of their respective boards of directors.  Neither the Company nor any Subsidiary of the Company has taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws and other charter and organizational documents, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.3          Capitalization, Etc.

(a)       The authorized capital stock of the Company consists of (i) Fifty-Five Million Two Hundred Seventy Thousand (55,270,000) shares of Company Common Stock, par value $0.001 per share, of which Five Million Three Hundred Seventy Seven Thousand Six Hundred Sixty (5,377,660) shares are issued and outstanding as of the date of this Agreement; and (ii) Forty-Two Million Two Hundred Twelve Thousand (42,212,000) shares of Company Preferred Stock, with a par value of $0.001 per share, of which (A) Fourteen Million Seven Hundred Twenty Thousand (14,720,000) shares are designated as Series A Preferred Stock, of which Fourteen Million Five Hundred Thousand (14,500,000) shares are issued and outstanding, (B) Eight Million Six Hundred Thousand (8,600,000) shares are designated as Series B Preferred Stock, all of which shares are issued and outstanding, and (C) Eighteen Million Eight Hundred Ninety-Two Thousand (18,892,000) shares are designated as Series C Preferred Stock, of which Seventeen Million Three Hundred Thirty-Nine Thousand One Hundred Twelve (17,339,112) shares are issued and outstanding.  The Company does not hold any shares of its capital stock in its treasury.  All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and non-assessable.  Except as set forth in Part 2.3(a) of the Company Disclosure Schedule, none of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company.  Except as contemplated herein or as set forth in the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock.  The Company is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.  Part

2.3(a) of the Company Disclosure Schedule accurately and completely describes all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and Company Preferred Stock. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.  The Company and the holders of Company Preferred Stock shall have taken all actions necessary to effect the conversion of the Company Preferred Stock into Company Common Stock pursuant to the Company Stockholder Written Consent prior to the Closing Date.

(b)       Except for the Company stock option plans identified in Part 2.3(b) of the Company Disclosure Schedule (the “Company Stock Option Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.  Part 2.3(b) of the Company Disclosure Schedule sets forth the aggregate number of Company Options outstanding and a weighted average exercise price of such options.  The Company has made available to Tranzyme accurate and complete copies of all stock option plans pursuant to which the Company has ever granted stock options, and the forms of all stock option agreements evidencing such options.

(c)       Except for the outstanding Convertible Notes, Company Options, Company Warrants or as set forth on Part 2.3(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(d)       All outstanding shares of Company Common Stock, Company Preferred Stock, options, warrants and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.  The Company has delivered or made available to Tranzyme accurate and complete copies of all Company Warrants.

2.4          Financial Statements.

(a)       Part 2.4(a) of the Company Disclosure Schedule includes true and complete copies of the Company’s draft audited balance sheet at December 31, 2012, and the Company’s draft audited statements of income, cash flow and shareholders’ equity for the years ended December 31, 2012 and 2011 and the Company’s audited statements of income, cash flow and shareholders’ equity for the year ended December 31, 2010 (collectively, the “Company Financials”).  The Company Financials (and when delivered, the Company Public Company Financials) (i) were (or in the case of the Company Public Company Financials will have been)

prepared in accordance with GAAP applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (ii) fairly present the financial condition and operating results of the Company as of the dates and for the periods indicated therein.

(b)       The Company and each Subsidiary of the Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and each Subsidiary of the Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting purposes.

(c)       Since January 1, 2010, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.5          Absence of Changes.  Since December 31, 2012, there has not been any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as set forth on Part 2.5 of the Company Disclosure Schedule, after December 31, 2012 and on or before the date hereof:

(a)       There has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of the Company or any Subsidiary of the Company (whether or not covered by insurance);

(b)       Neither the Company nor any Subsidiary of the Company has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, other than from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of services to the Company or any of its Subsidiaries;

(c)       Neither the Company nor any Subsidiary of the Company has sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Company Options identified in Part 2.3(c) of the Company Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security except for the repurchase or reacquisition of shares pursuant to the Company’s rights arising upon an individual’s termination as an employee, director or consultant;

(d)       There has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of the Company or any Subsidiary of the Company and neither the Company nor any Subsidiary of the Company has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(e)       Neither the Company nor any Subsidiary of the Company has amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) the Company Stock Option Plan; (ii) any Company Option or any Contract evidencing or relating to any Company Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(f)        Neither the Company nor any Subsidiary of the Company has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(g)       Neither the Company nor any Subsidiary of the Company has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess of $25,000;

(h)       Neither the Company nor any Subsidiary of the Company has changed any of its accounting methods, principles or practices;

(i)        Neither the Company nor any Subsidiary of the Company has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(j)        Neither the Company nor any Subsidiary of the Company has commenced or settled any Legal Proceeding;

(k)       Neither the Company nor any Subsidiary of the Company has entered into any material transaction outside the Ordinary Course of Business;

(l)        Neither the Company nor any Subsidiary of the Company has acquired any material assets nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except as would not interfere in any material respect with the use of such assets or properties in the Ordinary Course of Business consistent with past practices;

(m)      There has been no entry into, amendment or termination of any Company Material Contract; and

(n)       Neither the Company nor any Subsidiary of the Company has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(m)” above (other than negotiations between the Parties to enter into this Agreement).

2.6          Title to Assets.  The Company and each Subsidiary of the Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All of said assets are owned by the Company or a Subsidiary of the Company free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company’s audited consolidated balance sheet at December 31, 2012; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company and its Subsidiaries, taken as a whole; and (iii) liens described in Part 2.6 of the Company Disclosure Schedule.

2.7          Real Property; Leasehold.  Neither the Company nor any Subsidiary of the Company owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Company Disclosure Schedule which are in full force and effect and with no existing default thereunder.

2.8          Intellectual Property.

(a)       To the Company’s Knowledge, the Company and its Subsidiaries own, license, sublicense or otherwise possess legally enforceable rights to use all material Intellectual Property used in or necessary to conduct the business of the Company and its Subsidiaries as currently conducted (in each case excluding generally commercially available, off-the-shelf software programs).

(b)       The execution and delivery of this Agreement by the Company and the Closing will not result in the breach of or loss of rights under, or create on behalf of any third party the right to terminate or modify, (i) any license, sublicense or other agreement relating to any Intellectual Property owned by the Company or any Subsidiary of the Company that conveys an exclusive license or is otherwise material to the business of the Company and its Subsidiaries, taken as a whole, as currently conducted (the “Company Intellectual Property”), or (ii) any license, sublicense or other agreement to which the Company or any Subsidiary of the Company is a party and pursuant to which the Company or any Subsidiary of the Company is authorized to use any third party’s Intellectual Property on an exclusive basis or that is otherwise material to the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, excluding generally commercially available, off-the-shelf software programs (the “Company

Third Party Intellectual Property”).  The execution and delivery of this Agreement by the Company and the Closing will not, as a result of any Company Contract, result in Tranzyme, the Company or its Subsidiaries granting to any third party any rights or licenses to any Intellectual Property or the release or disclosure of any trade secrets that would not have been granted or released absent such execution or consummation.

(c)                      Part 2.8(c)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all material U.S. and foreign issued patents and pending patent applications and registered trademarks, service marks, copyrights and domain names owned or co-owned by the Company or any Subsidiary of the Company. Part 2.8(c)(ii)(A) of the Company Disclosure Schedule sets forth a complete and accurate list of all material U.S. and foreign issued patents and pending patent applications and registered trademarks, service marks, copyrights and domain names material to the business of the Company and its Subsidiaries as currently conducted, licensed to the Company or any Subsidiary of the Company, and Part 2.8(c)(ii)(B) of the Company Disclosure Schedule sets forth a complete and accurate list of all other licenses for Company Intellectual Property or Company Third Party Intellectual Property.

(d)                     All items of Intellectual Property set forth in Part 2.8(c)(i) of the Company Disclosure Schedule are subsisting and have not expired or been cancelled, all maintenance and renewal fees necessary to preserve such rights have been paid, and to the Company’s Knowledge, all such rights are valid and enforceable. To the Company’s Knowledge, all items of Intellectual Property set forth in Part 2.8(c)(ii)(A) of the Company Disclosure Schedule are subsisting and have not expired or been cancelled, all maintenance and renewal fees necessary to preserve such rights have been paid, and all such rights are valid and enforceable. To the Company’s Knowledge, the Company and its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of the Company Intellectual Property of a nature that the Company intends to keep confidential. To the Company’s Knowledge, no third party is infringing, violating or misappropriating any of the Company Intellectual Property, except for infringements, violations or misappropriations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

(e)                      To the Company’s Knowledge, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, violate, conflict with or constitute a misappropriation of any Intellectual Property of any third party. Since January 1, 2010, neither the Company nor any Subsidiary of the Company has received any written claim or notice alleging any such infringement, violation or misappropriation.

(i)            All former and current employees, consultants and contractors of the Company or its Subsidiaries who contribute or have contributed to the creation or development of any Intellectual Property for or on behalf of the Company or any Subsidiary of the Company have executed written instruments that assign to the Company or relevant Subsidiary all right, title and interest in and to any such contributions.

(ii)        The Company’s and each of its Subsidiaries’ collection, storage, use and dissemination of personally identifiable information is and since January 1, 2010, has been in compliance in all material respects with all applicable Law, including Laws relating to privacy, data security and data protection, and all applicable privacy policies and terms of use or other contractual obligations applicable thereto. Since January 1, 2010, there have been no written allegations or claims received by the Company or any Subsidiary of the Company from any Governmental Body or any person of a breach of any such laws, policies or obligations. To the Company’s Knowledge, since January 1, 2010, there have been no material losses or thefts of any such information.

2.9                               Agreements, Contracts and Commitments.  Part 2.9 of the Company Disclosure Schedule identifies, except for Company Contracts set forth in Part 2.13 of the Company Disclosure Schedule:

(a)                     each Company Contract in excess of $25,000 relating to the retention of, or the performance of services by any individual consultant or independent contractor, not terminable by the Company or its Subsidiaries on ninety (90) or fewer days’ notice without liability;

(b)                     each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between the Company, its Subsidiaries or any of its or their officers or directors;

(c)                      each Company Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person;

(d)                     each Company Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $25,000 and not cancelable without penalty;

(e)                      each Company Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(f)                       each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $25,000 or creating any material Encumbrances with respect to any assets of the Company or any Subsidiary of the Company or any loans or debt obligations with officers or directors of the Company;

(g)                     each Company Contract in excess of $25,000 relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or such Subsidiary of the Company; or (iv) any Contract currently in force to license any third party to manufacture or produce any Company product, service or technology or any Contract currently in force to sell, distribute or commercialize any Company products or service except agreements with distributors or sales representatives in the Ordinary Course of Business;

(h)                     each Company Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions; or

(i)                        any other agreement, contract or commitment (i) which involves payment or receipt by the Company or its Subsidiaries under any such agreement, contract or commitment of $25,000 or more in the aggregate or obligations after the date of this Agreement in excess of $25,000 in the aggregate, or (ii) that is material to the business or operations of the Company and its Subsidiaries.

The Company has delivered or made available to Tranzyme accurate and complete (except for applicable redactions thereto) copies of all material written Company Contracts, including all amendments thereto.  There are no material Company Contracts that are not in written form.  Except as set forth on Part 2.9 of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company has, nor to the Company’s Knowledge, has any other party to a Company Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Company or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (i) above or any Company Contract listed in Part 2.13 of the Company Disclosure Schedule (any such agreement, contract or commitment, a “Company Material Contract”) in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages, which has had or would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.  The consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from the Company, any Subsidiary of the Company, or the Surviving Corporation to any Person under any Company Contract or give any Person the right to terminate or alter the provisions of any Company Contract.  No Person is renegotiating any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.10                        Liabilities.  As of the date hereof, neither the Company nor any Subsidiary of the Company has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Company’s audited consolidated balance sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company’s audited consolidated balance sheet in the Ordinary Course of Business and which are not in excess of $250,000 in the aggregate; (c) Liabilities for performance of obligations of the Company or any Subsidiary of the Company under contracts (other than for breach thereof); (d) Liabilities described in Part 2.10 of the Company Disclosure Schedule; and (e) Liabilities incurred in connection with the Contemplated Transactions.

2.11                        Compliance; Permits; Restrictions.

(a)                     The Company and each Subsidiary of the Company is and, since January 1, 2010, has been in compliance with all Legal Requirements applicable to the Company or any Subsidiary of the Company, and, since January 1, 2010, has not violated or received any written notice alleging any violation with respect to any Legal Requirements, except as, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Company Material Adverse Effect.

(b)                     Each of the current product candidates of the Company or any Subsidiary of the Company is identified in Part 2.11(b) of the Company Disclosure Schedule (the “Company Products”). Each Company Product is being, and at all times has been, developed, tested, manufactured, marketed, sold, labeled and stored, as applicable, in compliance in all material respects with the Federal Food, Drug and Cosmetic Act and applicable regulations enforced by the U.S. Food and Drug Administration (the “FDA”), including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable.

(c)                      Neither the Company, any Subsidiary of the Company, nor, to the Company’s Knowledge, any of their respective directors, officers, employees, agents or distributors has, at any time since January 1, 2010, violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any comparable foreign law relating to anti-bribery or corruption matters. Since January 1, 2010, neither the Company nor any Subsidiary of the Company nor, to the Company’s Knowledge, any of their respective directors, officers, employees, agents or distributors has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or agent or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage that has or would be reasonably likely to result in a material violation of applicable Legal Requirements.

(d)                     To the Company’s Knowledge, the clinical trials conducted by the Company or its Subsidiaries were, and if still pending, are, being conducted in all material respects in accordance with all applicable clinical protocols, informed consents and applicable requirements of the FDA and equivalent regulatory authorities outside of the United States, including the applicable requirements of good clinical practice and all applicable requirements contained in Public Health Service Act § 402, 21 C.F.R. Parts 50 (Protection of Human Subjects), 54 (Financial Disclosure by Clinical Investigators), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application).

(e)                      Neither the Company nor any Subsidiary of the Company is subject to any investigation that is pending and of which the Company has been notified or, to the Company’s Knowledge, which has been threatened, in each case by (i) the FDA, (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b) or the Federal False Claims Act (31 U.S.C. Section 3729), or (iii) any regulatory authority outside of the U.S. pursuant to any equivalent statute of such jurisdiction.

(f)                       Neither the Company, any Subsidiary of the Company, nor, to the Company’s Knowledge, any employee of the Company or any Subsidiary of the Company, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Legal Requirements or authorized by 21 U.S.C. Section 335a(b) or any similar Legal Requirements, nor has the Company, any Subsidiary of the Company or, to the Company’s Knowledge, any employee of the Company or any Subsidiary of the Company, been convicted of any crime or engaged in any conduct for which exclusion from participation in Medicare or State health care programs is mandated or authorized under 42 U.S.C. § 1320a-7, 42 C.F.R. part 1001 or any similar Legal Requirements.

(g)                     Since January 1, 2010, neither the Company nor any Subsidiary of the Company has initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice relating to an alleged product defect or lack of safety or efficacy of any product or product candidate.

2.12                        Tax Matters.

(a)                     The Company and each of its Subsidiaries (i) has timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all applicable Tax law in all material respects, (ii) has timely paid all Taxes required to have been paid, whether or not shown as due on such Tax Returns, except for those Taxes which, individually and in the aggregate, are not reasonably expected to be material, (iii) has adequate accruals and reserves, in accordance with GAAP, on the Company’s audited consolidated balance sheet at December 31, 2012, for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) has not received written notice of any proposed or assessed deficiencies for any Tax from any taxing authority, against the Company or any of its Subsidiaries for which there are not adequate reserves on the Company’s audited consolidated balance sheet at December 31, 2012.  Since December 31, 2012, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes other than in the Ordinary Course of Business.

(b)                     Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing. No issues relating to Taxes of the Company or any of its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business) in either case that is still outstanding.  No claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or any of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)                      The Company and each of its Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d)                     There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Company’s audited consolidated balance sheet at December 31, 2012, in accordance with GAAP) on any of the assets of the Company or any of its Subsidiaries.

(e)                      Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification (including indemnification of Taxes with respect to service-providers) or sharing agreement (other than an agreement with the Company or any of its Subsidiaries and other than customary indemnifications for Taxes contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes). Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated U.S. federal income Tax Return. Neither the Company nor any of its Subsidiaries is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of the Tax laws of any state, local or foreign jurisdiction), or as a transferee or successor, by contract, or otherwise, for any Tax of any Person other than the Company and its Subsidiaries.

(f)                       The Company has delivered or made available to Tranzyme complete and accurate copies of all U.S. federal income Tax and all other material Tax Returns of the Company and each of its Subsidiaries (and predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company and each of its Subsidiaries (and predecessors of each), with respect to U.S. federal income Tax and all other material Taxes.

(g)                     Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(h)                     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (i) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign law) for a taxable period ending on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date or (v) election by the Company or any of its Subsidiaries under Section 108(i) of the Code.

(i)                        Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” within the meaning of Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) of the Treasury Regulations.

(j)                        Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

2.13                        Employee and Labor Matters; Benefit Plans.

(a)                     The employment of each of the Company and Company Subsidiary employees is terminable by the Company or the applicable Subsidiary of the Company at will (or otherwise in accordance with general principles of wrongful termination law).  The Company has made available to Tranzyme accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.

(b)                     To the Knowledge of the Company and except as may be contemplated by this Agreement, no officer or Key Employee of the Company or any Subsidiary of the Company intends to terminate his or her employment with the Company or the applicable Subsidiary of the Company, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so.

(c)                      Neither the Company nor any Subsidiary of the Company is a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company or any Subsidiary of the Company.

(d)                     There has never been, nor, to the Knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting the Company or any Subsidiary of the Company.

(e)                      Neither the Company nor any Subsidiary of the Company is or has been engaged in any unfair labor practice within the meaning of the National Labor Relations

Act.  There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.  Neither the Company nor any Subsidiary of the Company is a party to any conciliation agreement, consent decree or any other agreement or order with any Governmental Body with respect to employment practices.

(f)                       Part 2.13(f) of the Company Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, equity-based, incentive, deferred compensation, pension, retirement or supplemental retirement, profit sharing, severance, change in control, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, for the benefit of any present or former employee or director of the Company or any ERISA Affiliate which is maintained by, administered or contributed to by, or required to be contributed to by, the Company, or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any current or may incur liability after the date hereof (each, a “Company Employee Plan”).

(g)                     With respect to Company Options granted pursuant to the stock-based compensation plans of the Company (the “Company Stock Plans”), (i) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Company Option grant was made in accordance with the terms of the Company Stock Plans and all other applicable laws and regulatory rules or requirements, (iv) the per share exercise price of each Company Option was equal to or greater than the fair market value of a share of Company Common Stock on the applicable Grant Date and (v) each such Company Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(h)                     Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service.  To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(i)                        Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(j)                        No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any Subsidiary of the Company or ERISA Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan.  No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any Subsidiary of the Company or ERISA Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(k)                     No Company Employee Plan (other than to the extent set forth in an employment, retention, change in control, deferred compensation or severance agreement or arrangement between the Company and any present or former employee or director disclosed hereunder) provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Company Employee Plan qualified under Section 401(a) of the Code.

(l)                        With respect to each Company Employee Plan, the Company has made available to Tranzyme a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Tranzyme, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.

(m)                 There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any employee for excise taxes paid pursuant to Section 4999 of the Code.  The consummation of the Contemplated Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee or officer.  Neither the Company nor any Subsidiary of the Company is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(n)                     To the Knowledge of the Company, no payment pursuant to any Company Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to the Company or any Subsidiary of the Company, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the transactions contemplated by this Agreement or otherwise.

(o)                     Company and each Subsidiary of the Company has complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees.  To the extent required under HIPAA and the regulations issued thereunder, to the Knowledge of the Company, the Company and each Subsidiary of the Company has, prior to the date of this Agreement, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142).  To the Knowledge of the Company, the Company and each Subsidiary of the Company has no unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(p)                     To the Knowledge of the Company, the Company and each Subsidiary of the Company is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(q)                     There are no actions, suits, claims or administrative matters pending, or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company and its Subsidiaries, or any of their employees relating to the Company or any Subsidiary of the Company, any employment agreement with the Company or any Subsidiary or any Company Employee Plan.

(r)                      There are no pending or, to the Knowledge of the Company,  threatened or reasonably anticipated claims or actions against the Company, any Subsidiary of the Company, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy.  Neither the Company nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any Governmental Body with respect to employment practices.

(s)                       Part 2.13(s) of the Company Disclosure Schedule lists all liabilities of the Company and its Subsidiaries to any employee thereof that would result from the termination by the Company or any Subsidiary of the Company of such employee’s employment or provision of services, a change of control of the Company or any Subsidiary of the Company, or a combination thereof.  To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(t)                        Neither the Company nor any Subsidiary of the Company has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or similar state or local law or issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law in the ninety (90) day period ending on the date of this Agreement, or incurred any liability or obligation under WARN Act or any similar state or local law that remains unsatisfied.  No terminations prior to the Closing by the Company or any Subsidiary of the Company would trigger any notice or other obligations under the WARN Act or similar state or local law.

2.14                        Environmental Matters.  The Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Neither the Company nor any Subsidiary of the Company has received since January 1, 2010 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company or any Subsidiary of the Company is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) it has no material liability under any Environmental Law.

2.15                        Insurance.

(a)                     The Company has delivered or made available to Tranzyme accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries.  Each of such insurance policies is in full force and effect and Company and each of its Subsidiaries are in compliance with the terms thereof.  Other than customary end of policy notifications from insurance carriers, since January 1, 2010, neither the Company nor any Subsidiary of the Company has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of the Company or any Subsidiary of the Company.  All information provided to insurance carriers (in applications and otherwise) on behalf of the Company and each of its Subsidiaries was, as of the date of such provision, accurate and complete.  The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Company or any Subsidiary of the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any Subsidiary of the Company of its intent to do so.

(b)                     The Company has delivered or made available to Tranzyme accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by the Company and each of its Subsidiaries as of the date of this Agreement (the “Existing Company D&O Policies”).  Part 2.15(b) of the Company Disclosure Schedule accurately sets forth the most recent annual premiums paid by the Company and each of its Subsidiaries with respect to the Existing Company D&O Policies.

2.16                        Legal Proceedings; Orders.

(a)                     Except as set forth on Part 2.16 of the Company Disclosure Schedule, there is no pending Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any Subsidiary of the Company, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.  With regard to any Legal Proceeding set forth on Part 2.16 of the Company Disclosure Schedule, the Company has provided Tranzyme or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding.  The Company has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b)                     There is no order, writ, injunction, judgment or decree to which the Company or any Subsidiary of the Company, or any of the material assets owned or used by the Company or any Subsidiary of the Company, is subject.  To the Knowledge of the Company, no officer or other Key Employee of the Company or any Subsidiary of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any Subsidiary of the Company or to any material assets owned or used by the Company or any Subsidiary of the Company.

2.17                        Authority; Binding Nature of Agreement.  The Company and each of its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement.  The Board of Directors of the Company (at one or more meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of the Company and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Company Common Stock and Company Preferred Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders in connection with the seeking of the Company Stockholder Approval (as defined below). This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Tranzyme and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.  Prior to the execution of the Voting Agreements by the Company’s stockholders, the Board of Directors of the Company approved the Voting Agreements and the transactions contemplated thereby.

2.18                        Inapplicability of Anti-takeover Statutes.  The Board of Directors of the Company has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions.  No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Voting Agreements or any of the other Contemplated Transactions.

2.19                        Vote Required.  The affirmative vote (or action by written consent) (the “Company Stockholder Approval”) of (i) the holders of a majority of the Company Common Stock and Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis), and (ii) the holders of at least sixty-seven percent (67%) of the outstanding shares of the Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis) (the “Required Company Stockholder Vote”), is the only vote or consent of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement, and approve the Merger, the Preferred Stock and Note Conversion, the Contemplated Transactions and the other matters set forth in Section 5.2(a) of this Agreement.

2.20                        Non-Contravention; Consents.

(a)                     Except as set forth in Part 2.20(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Contemplated Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of the Company or of the charter, by-laws, or other organizational document of any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on the Company’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining the Company Stockholder Approval and subject to the consents, approvals and authorizations specified in clauses (i) through (v) of Section 2.20(b) having been obtained prior to the Effective Time and all filings and notifications described in Section 2.20(b) having been made, conflict with or violate any Legal Requirement applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 2.20(a) for any such conflicts, violations, breaches, rights of termination, Liens, penalties, defaults, terminations, cancellations, accelerations or losses that have not had, and would not reasonably be expected to result in, a Company Material Adverse Effect. Part 2.20(a) of the Company Disclosure Schedule lists all consents, waivers and approvals under any of the Company’s or any of its Subsidiaries’ agreements, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, the absence of which has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

(b)                     No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Body is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Contemplated Transactions, except for (i) obtaining the Company Stockholder Approval, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with this Agreement and the transactions contemplated hereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities laws, the rules and regulations of The NASDAQ Stock Market and the U.S. Federal Food, Drug, and Cosmetic Act, as amended, and (v) such other consents, licenses, permits, orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

2.21                        No Financial Advisor.  Except as set forth on Part 2.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

2.22                        Disclosure.  The (i) representations, warranties and other statements made by the Company in this Agreement (including all exhibits and schedules hereto), as of the date of this Agreement, (ii) items in clause (i) above, together with any other document delivered by or on behalf of the Company in connection herewith, as of the date such other document is delivered, and (iii) information supplied by the Company and each of its Subsidiaries for inclusion in the Proxy Statement (including any Company Public Company Financials), as of the date of the Proxy Statement, in each case will not, taken as a whole (X) contain any statement that is inaccurate or misleading with respect to any material facts, or (Y) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

Section 3.                              REPRESENTATIONS AND WARRANTIES OF TRANZYME AND MERGER SUB

Tranzyme and Merger Sub represent and warrant to the Company as follows, except as set forth in (x) the Tranzyme SEC Documents filed prior to the date hereof or (y) the written disclosure schedule delivered by Tranzyme to the Company (the “Tranzyme Disclosure Schedule”).  The Tranzyme Disclosure Schedule shall be arranged in parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Section 3.  The disclosures in any part or subpart of the Tranzyme Disclosure Schedule shall qualify other sections and subsections in this Section 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.  The inclusion of any information in the Tranzyme Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in a Tranzyme Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1                               Subsidiaries; Due Organization; Etc.

(a)                     Tranzyme has no Subsidiaries, except for Merger Sub and the Entities identified in Part 3.1(a) of the Tranzyme Disclosure Schedule; and neither Tranzyme nor any Subsidiary of Tranzyme identified in Part 3.1(a) of the Tranzyme Disclosure Schedule owns any capital stock or any equity interest of any nature in, any other Entity, other than the Subsidiaries identified in Part 3.1(a) of the Tranzyme Disclosure Schedule.  Neither Tranzyme nor any of its Subsidiaries has agreed nor is such entity obligated to make, nor is such entity bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.  Neither Tranzyme nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)                     Tranzyme, Merger Sub and each other Subsidiary of Tranzyme is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to conduct its business in the manner in which its business is currently being conducted.

(c)                      Tranzyme, Merger Sub and each other Subsidiary of Tranzyme is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate has not had and would not be reasonably expected to have a Tranzyme Material Adverse Effect.

3.2                               Certificate of Incorporation; Bylaws; Charters and Codes of Conduct.  Tranzyme has delivered or made available to the Company accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Tranzyme and each of its Subsidiaries.  Part 3.2 of the Tranzyme Disclosure Schedule lists, and Tranzyme has delivered or made available to the Company, accurate and complete copies of: (a) the charters of all committees of Tranzyme’s and its Subsidiaries’ boards of directors; and (b) any code of conduct or similar policy adopted by Tranzyme, Subsidiaries of Tranzyme, or by their respective boards of directors, or any committee of their respective boards of directors, of Tranzyme.  Neither Tranzyme nor any Subsidiary of Tranzyme has taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws and other charter and organizational documents, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Tranzyme Material Adverse Effect.

3.3                               Capitalization, Etc.

(a)                     The authorized capital stock of Tranzyme consists of (i) 100,000,000 shares of Tranzyme Common Stock, par value $0.00001 per share, of which 27,600,437 shares have been issued and are outstanding as of this Agreement and (ii) 5,000,000 shares of Preferred Stock, par value $0.00001 per share of which no shares have been issued and are outstanding.  Tranzyme does not hold any shares of its capital stock in its treasury.  All of the outstanding shares of the capital stock of each Subsidiary of Tranzyme is held beneficially and of record by Tranzyme.  All of the outstanding shares of Tranzyme Common Stock and each of its Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable.  None of the outstanding shares of Tranzyme Common Stock or any of its Subsidiaries is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right.  None of the outstanding shares of Tranzyme Common Stock is subject to any right of first refusal in favor of Tranzyme.  Except as contemplated herein or as set forth in the Tranzyme Disclosure Schedule, there is no Tranzyme Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Tranzyme Common Stock.  Neither Tranzyme nor any of its Subsidiaries is under any obligation, nor is bound by any Contract pursuant to which such entity may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Tranzyme Common Stock or other securities of Tranzyme or shares of the capital stock of any of the Subsidiaries of Tranzyme.  Part 3.3(a) of the Tranzyme Disclosure Schedule accurately and completely describes all repurchase rights held by Tranzyme with respect to shares of Tranzyme Common Stock (including shares issued pursuant to the exercise of stock options), and specifies each holder of Tranzyme Common Stock, the date of purchase of such Tranzyme Common Stock, the number of shares of Tranzyme Common Stock subject to such repurchase rights, the purchase price paid by such holder, the vesting schedule under which such repurchase rights lapse, and whether the holder of such Tranzyme Common Stock filed an election under Section 83(b) of the Code with respect to such Tranzyme Common Stock within thirty (30) days of purchase.

(b)                     Except for the Tranzyme 2011 Stock Option and Incentive Plan, the Amended and Restated 2004 Stock Option Plan of Tranzyme Pharma Inc., the 2003 Stock Option Plan of Tranzyme, the 2001 Non-Employee Stock Option Plan of Tranzyme and the 2001 Employee Stock Option Plan of Tranzyme (collectively, the “Tranzyme Stock Plans”), or except as set forth on Part 3.3(b) of the Tranzyme Disclosure Schedule, neither Tranzyme nor any of its Subsidiaries has any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.  Part 3.3(b) of the Tranzyme Disclosure Schedule sets forth the aggregate number of Tranzyme Options outstanding and a weighted average exercise price of such options.  Tranzyme has made available to the Company accurate and complete copies of all stock option plans pursuant to which Tranzyme has ever granted stock options, and the forms of all stock option agreements evidencing such options.

(c)                      There is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Tranzyme or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Tranzyme or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Tranzyme or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Tranzyme or any of its Subsidiaries. There are not outstanding or authorized stock appreciation, phantom stock, profit participating or other similar rights with respect to Tranzyme or any of its Subsidiaries.

(d)                     All outstanding shares of Tranzyme Common Stock and options, warrants and other securities of Tranzyme have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.  Tranzyme has delivered or made available to the Company accurate and complete copies of all Tranzyme Warrants.

3.4                               SEC Filings; Financial Statements.

(a)                     Tranzyme has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Tranzyme with the SEC since January 1, 2011 (the “Tranzyme SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov.  Except as set forth on Part 3.4 of the Tranzyme Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Tranzyme or its officers with the SEC have been so filed on a timely basis.  As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Tranzyme SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Tranzyme’s Knowledge, as of the time they were filed, none of the Tranzyme SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Tranzyme SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements.  As used in this Section 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)                     The consolidated financial statements (including any related notes) contained or incorporated by reference in the Tranzyme SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Tranzyme as of the respective dates thereof and the consolidated results of operations and cash flows of Tranzyme for the periods covered thereby.

(c)                      Tranzyme’s auditor has at all times since April 1, 2011 been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Tranzyme, “independent” with respect to Tranzyme within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Tranzyme, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)                     From January 1, 2012, through the date hereof, Tranzyme has not received any comment letter from the SEC or the staff thereof or any correspondence from The NASDAQ Stock Market or the staff thereof relating to the delisting or maintenance of listing of the Tranzyme Common Stock on the NASDAQ Global Market, other than such documents that can be obtained on the SEC’s website at www.sec.gov.

3.5                               Absence of Changes.  Since December 31, 2012, there has not been any Tranzyme Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to have a Tranzyme Material Adverse Effect.  Except as set forth on Part 3.5 of the Tranzyme Disclosure Schedule, after December 31, 2012 and on or before the date hereof:

(a)                     There has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Tranzyme or any Subsidiary of Tranzyme (whether or not covered by insurance);

(b)                     Neither Tranzyme nor any of its Subsidiaries has: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock (other than intercompany transfers or dividends paid or payable to Tranzyme by its Subsidiaries); or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, other than from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of services to Tranzyme or any of its Subsidiaries;

(c)                      Neither Tranzyme nor any of its Subsidiaries has sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Tranzyme Common Stock issued upon the valid exercise of outstanding Tranzyme Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Tranzyme Options identified in Part 3.3(b) of the Tranzyme Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security except for the repurchase or reacquisition of shares pursuant to Tranzyme rights arising upon an individual’s termination as an employee, director or consultant;

(d)                     Neither Tranzyme nor any of its Subsidiaries has amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) any of the Tranzyme Stock Plans; (ii) any Tranzyme Option or any Contract evidencing or relating to any Tranzyme Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(e)                      There has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Tranzyme or any Subsidiary of Tranzyme and neither Tranzyme nor any Subsidiary of Tranzyme has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f)                       Neither Tranzyme nor any Subsidiary of Tranzyme has formed any Subsidiary other than Merger Sub or acquired any equity interest or other interest in any other Entity;

(g)                     Neither Tranzyme nor any Subsidiary of Tranzyme has: (i) lent money to any Person; or (ii) incurred or guaranteed any indebtedness; or (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iii) guaranteed any debt securities of others; or (iv) made any capital expenditure or commitment in excess of $25,000;

(h)                     Neither Tranzyme nor any Subsidiary of Tranzyme has, other than in the Ordinary Course of Business: (i) adopted, established or entered into any Tranzyme Employee Plan; (ii) caused or permitted any Tranzyme Employee Plan to be amended other than as required by law; or (iii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees;

(i)                        Neither Tranzyme nor any Subsidiary of Tranzyme has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(j)                        Neither Tranzyme nor any Subsidiary of Tranzyme has commenced or settled any Legal Proceeding;

(k)                     Neither Tranzyme nor any Subsidiary of Tranzyme has entered into any material transaction outside the Ordinary Course of Business;

(l)                        Neither Tranzyme nor any Subsidiary of Tranzyme has acquired any material asset nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except as would not interfere in any material respect with the use of such assets or properties in the Ordinary Course of Business consistent with past practices;

(m)                 There has been no entry into, amendment or termination of any Tranzyme Material Contract; and

(n)                     Neither Tranzyme nor any Subsidiary of Tranzyme has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(m)” above (other than negotiations between the Parties to enter into this Agreement).

3.6                               Title to Assets.  Each of Tranzyme and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All of said assets are owned by Tranzyme or a Tranzyme Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on Tranzyme’s audited consolidated balance sheet at December 31, 2012; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Tranzyme and its Subsidiaries, taken as a whole; and (iii) liens described in Part 3.6 of the Tranzyme Disclosure Schedule.

3.7                               Real Property; Leasehold.  Neither Tranzyme nor any Subsidiary of Tranzyme owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.7 of the Tranzyme Disclosure Schedule which are in full force and effect and with no existing default thereunder.

3.8                               Intellectual Property.

(a)                     To Tranzyme’s Knowledge, Tranzyme and its Subsidiaries own, license, sublicense or otherwise possess legally enforceable rights to use all material Intellectual Property used in or necessary to conduct the business of Tranzyme and its Subsidiaries as currently conducted (in each case excluding generally commercially available, off-the-shelf software programs).

(b)                     The execution and delivery of this Agreement by Tranzyme and the Closing will not result in the breach of or loss of rights under, or create on behalf of any third party the right to terminate or modify, (i) any license, sublicense or other agreement relating to any Intellectual Property owned by Tranzyme or any Subsidiary of Tranzyme that conveys an exclusive license or is otherwise material to the business of Tranzyme and its Subsidiaries, taken as a whole, as currently conducted (the “Tranzyme Intellectual Property”), or (ii) any license, sublicense or other agreement to which Tranzyme or any Subsidiary of Tranzyme is a party and pursuant to which Tranzyme or any Subsidiary of Tranzyme is authorized to use any third party’s Intellectual Property on an exclusive basis or that is otherwise material to the business of Tranzyme and its Subsidiaries, taken as a whole, as currently conducted, excluding generally commercially available, off-the-shelf software programs (the “Tranzyme Third Party Intellectual Property”). The execution and delivery of this Agreement by Tranzyme and the Closing will not, as a result of any Tranzyme Contract, result in Tranzyme, the Company or its Subsidiaries granting to any third party any rights or licenses to any Intellectual Property or the release or disclosure of any trade secrets that would not have been granted or released absent such execution or consummation.

(c)                      Part 3.8(c)(i) of the Tranzyme Disclosure Schedule sets forth a complete and accurate list of all material U.S. and foreign issued patents and pending patent applications and registered trademarks, service marks, copyrights and domain names owned or co-owned by Tranzyme or any Subsidiary of Tranzyme. Part 3.8(c)(ii)(A) of the Tranzyme Disclosure Schedule sets forth a complete and accurate list of all material U.S. and foreign issued patents and pending patent applications and registered trademarks, service marks, copyrights and domain names material to the business of Tranzyme and its Subsidiaries as currently conducted, licensed to Tranzyme or any Subsidiary of Tranzyme, and Part 3.8(c)(ii)(B) of the Tranzyme Disclosure Schedule sets forth a complete and accurate list of all other licenses for Tranzyme Intellectual Property or Tranzyme Third Party Intellectual Property.

(d)                     All items of Intellectual Property set forth in Part 3.8(c)(i) of the Tranzyme Disclosure Schedule are subsisting and have not expired or been cancelled, all maintenance and renewal fees necessary to preserve such rights have been paid, and to Tranzyme’s Knowledge, all such rights are valid and enforceable. To Tranzyme’s Knowledge all items of Intellectual Property set forth in Part 3.8(c)(ii)(A) of the Tranzyme Disclosure Schedule are subsisting and have not expired or been cancelled, all maintenance and renewal fees necessary to preserve such rights have been paid, and all such rights are valid and enforceable. To Tranzyme’s Knowledge, Tranzyme and its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of Tranzyme Intellectual Property of a nature that Tranzyme intends to keep confidential. To Tranzyme’s Knowledge, no third party is infringing, violating or misappropriating any of Tranzyme Intellectual Property, except for infringements, violations or misappropriations that, individually or in the aggregate, have not had, and would not be reasonably likely to have, a Tranzyme Material Adverse Effect.

(e)                      To Tranzyme’s Knowledge, the conduct of the business of Tranzyme and its Subsidiaries as currently conducted does not infringe, violate, conflict with or constitute a misappropriation of any Intellectual Property of any third party. Since January 1, 2010, neither Tranzyme nor any Subsidiary of Tranzyme has received any written claim or notice alleging any such infringement, violation or misappropriation.

(i)            All former and current employees, consultants and contractors of Tranzyme or its Subsidiaries who contribute or have contributed to the creation or development of any Intellectual Property for or on behalf of Tranzyme or any Subsidiary of Tranzyme have executed written instruments that assign to Tranzyme or relevant Subsidiary all right, title and interest in and to any such contributions.

(ii)        Tranzyme’s and each of its Subsidiaries’ collection, storage, use and dissemination of personally identifiable information is and since January 1, 2010, has been in compliance in all material respects with all applicable Law, including Laws relating to privacy, data security and data protection, and all applicable privacy policies and terms of use or other contractual obligations applicable thereto. Since January 1, 2010, there have been no written allegations or claims received by Tranzyme or any Subsidiary of Tranzyme from any Governmental Body or any person of a breach of any such laws, policies or obligations. To Tranzyme’s Knowledge, since January 1, 2010, there have been no material losses or thefts of any such information.

3.9                               Agreements, Contracts and Commitments.  Part 3.9 of the Tranzyme Disclosure Schedule identifies, except for Tranzyme Contracts set forth in Part 3.13 of the Tranzyme Disclosure Schedule:

(a)                     each Tranzyme Contract in excess of $25,000 relating to the retention of , or the performance of services by any individual consultant or independent contractor not terminable by Tranzyme or its Subsidiaries on ninety (90) or fewer days’ notice without liability;

(b)                     each Tranzyme Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Tranzyme and any of its officers or directors;

(c)                      each Tranzyme Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Tranzyme, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person;

(d)                     each Tranzyme Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $25,000 and not cancelable without penalty;

(e)                      each Tranzyme Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(f)                       each Tranzyme Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $25,000 or creating any material Encumbrances with respect to any assets of Tranzyme or any Subsidiary of Tranzyme or any loans or debt obligations with officers or directors of Tranzyme;

(g)                     each Tranzyme Contract in excess of $25,000 relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Tranzyme or its Subsidiaries, (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Tranzyme or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Tranzyme or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Tranzyme or such Subsidiary of Tranzyme; or (iv) any Contract currently in force to license any third party to manufacture or produce any Tranzyme product, service or technology or any Contract currently in force to sell, distribute or commercialize any Tranzyme products or service except agreements with distributors or sales representatives in the Ordinary Course of Business;

(h)                     each Tranzyme Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Tranzyme in connection with the Contemplated Transactions; or

(i)                        any other agreement, contract or commitment (i) which involves payment or receipt by Tranzyme or its Subsidiaries under any such agreement, contract or commitment of $25,000 or more in the aggregate or obligations after the date of this Agreement in excess of $25,000 in the aggregate, or (ii) that is material to the business or operations of Tranzyme and its Subsidiaries.

Tranzyme has delivered or made available to the Company accurate and complete (except for applicable redactions thereto) copies of all material written Company Contracts, including all amendments thereto.  There are no material Tranzyme Contracts that are not in written form.  Except as set forth on Part 3.9 of the Tranzyme Disclosure Schedule, neither Tranzyme nor any Subsidiary of Tranzyme has, nor to Tranzyme’s Knowledge, has any other party to a Tranzyme

Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Tranzyme or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (i) above or any Tranzyme Contract listed in Part 3.13 of the Tranzyme Disclosure Schedule (any such agreement, contract or commitment, a “Tranzyme Material Contract”) in such manner as would permit any other party to cancel or terminate any such Tranzyme Material Contract, or would permit any other party to seek damages, which has had or would reasonably be expected to have a Tranzyme Material Adverse Effect. As to Tranzyme and its Subsidiaries, as of the date of this Agreement, each Tranzyme Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The consummation of the Contemplated Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Tranzyme, any Subsidiary of Tranzyme, or the Surviving Corporation to any Person under any Tranzyme Contract or give any Person the right to terminate or alter the provisions of any Tranzyme Contract. No Person is renegotiating any material amount paid or payable to Tranzyme under any Tranzyme Material Contract or any other material term or provision of any Tranzyme Material Contract.

3.10                        Liabilities.  As of the date hereof, neither Tranzyme nor any Subsidiary of Tranzyme has Liability, individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Tranzyme’s audited consolidated balance sheet at December 31, 2012; (b) normal and recurring current Liabilities that have been incurred by Tranzyme since the date of the Tranzyme’s audited consolidated balance sheet at December 31, 2012 in the Ordinary Course of Business and which are not in excess of $250,000 in the aggregate; (c) Liabilities for performance of obligations of Tranzyme or any Subsidiary of Tranzyme under contracts (other than for breach thereof), (d) Liabilities described in Part 3.10 of the Tranzyme Disclosure Schedule and (e) Liabilities incurred in connection with the Contemplated Transactions.

3.11                        Compliance; Permits; Restrictions.

(a)                     Tranzyme and each Subsidiary of Tranzyme is and, since January 1, 2010, has been in compliance with all Legal Requirements applicable to Tranzyme or any Subsidiary of Tranzyme, and, since January 1, 2010, has not violated or received any written notice alleging any violation with respect to any Legal Requirements, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Tranzyme Material Adverse Effect.

(b)                     Each of the current product candidates of Tranzyme or any Subsidiary of Tranzyme is identified in Part 3.11(b) of the Tranzyme Disclosure Schedule (the “Tranzyme Products”). Each Tranzyme Product is being, and at all times has been, developed, tested, manufactured, marketed, sold, labeled and stored, as applicable, in compliance in all material respects with the Federal Food, Drug and Cosmetic Act and applicable regulations enforced by the FDA, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable.

(c)                      Neither Tranzyme, any Subsidiary of Tranzyme, nor, to the Tranzyme’s Knowledge, any of their respective directors, officers, employees, agents or distributors has, at any time since January 1, 2010, violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any comparable foreign law relating to anti-bribery or corruption matters. Since January 1, 2010, neither Tranzyme nor any Subsidiary of Tranzyme nor, to Tranzyme’s Knowledge, any of their respective directors, officers, employees, agents or distributors has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or agent or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage that has or would be reasonably likely to result in a material violation of applicable Legal Requirements.

(d)                     To Tranzyme’s Knowledge, the clinical trials conducted by the Tranzyme or its Subsidiaries were, and if still pending, are, being conducted in all material respects in accordance with all applicable clinical protocols, informed consents and applicable requirements of the FDA and equivalent regulatory authorities outside the United States, including the applicable requirements of good clinical practice and all applicable requirements contained in Public Health Service Act § 402, 21 C.F.R. Parts 50 (Protection of Human Subjects), 54 (Financial Disclosure by Clinical Investigators), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application).

(e)                      Neither Tranzyme nor any Subsidiary of Tranzyme is subject to any investigation that is pending and of which Tranzyme has been notified or, to the Tranzyme’s Knowledge, which has been threatened, in each case by (i) the FDA, (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b) or the Federal False Claims Act (31 U.S.C. Section 3729), or (iii) any regulatory authority outside of the U.S. pursuant to any equivalent statute of such jurisdiction.

(f)                       Neither Tranzyme, any Subsidiary of Tranzyme, nor, to the Tranzyme’s Knowledge, any employee of Tranzyme or any Subsidiary of Tranzyme, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Legal Requirements or authorized by 21 U.S.C. Section 335a(b) or any similar Legal Requirements, nor has Tranzyme, any of Subsidiary of Tranzyme or, to Tranzyme’s Knowledge, any employee of Tranzyme or any Subsidiary of Tranzyme, been convicted of any crime or engaged in any conduct for which exclusion from participation in Medicare or State health care programs is mandated or authorized under 42 U.S.C. § 1320a-7, 42 C.F.R. part 1001 or any similar Legal Requirements.

(g)                     Since January 1, 2010, neither Tranzyme nor any Subsidiary of Tranzyme has initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice relating to an alleged product defect or lack of safety or efficacy of any product or product candidate.

3.12                        Tax Matters.

(a)                     Tranzyme and each of its Subsidiaries (i) has timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to Tranzyme or any of its Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with all applicable Tax law in all material respects, (ii) has timely paid all Taxes required to have been paid, whether or not shown as due on such Tax Returns, except for those Taxes which, individually and in the aggregate, are not reasonably expected to be material, (iii) has adequate accruals and reserves, in accordance with GAAP, on Tranzyme’s audited consolidated balance sheet at December 31, 2012, for all Taxes payable by Tranzyme and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) has not received written notice of any proposed or assessed deficiencies for any Tax from any taxing authority, against Tranzyme or any of its Subsidiaries for which there are not adequate reserves on Tranzyme’s audited consolidated balance sheet at December 31, 2012.  Since December 31, 2012, neither Tranzyme nor any of its Subsidiaries has incurred any liability for Taxes other than in the Ordinary Course of Business.

(b)                     Except as described in Part 3.12(b) of the Tranzyme Disclosure Schedule, neither Tranzyme nor any of its Subsidiaries is the subject of any currently ongoing tax audit or other proceeding with respect to Taxes nor has any Tax audit or other proceeding with respect to Taxes been proposed against any of them in writing. No issues relating to Taxes of Tranzyme or any of its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.  Neither Tranzyme nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business) in either case that is still outstanding.  No claim has ever been made in writing by a taxing authority of a jurisdiction where Tranzyme or any of its Subsidiaries has not filed Tax Returns claiming that Tranzyme or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)                      Tranzyme and each of its Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d)                     There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Tranzyme’s audited consolidated balance sheet at December 31, 2012, in accordance with GAAP) on any of the assets of Tranzyme or any of its Subsidiaries.

(e)                      Neither Tranzyme nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification (including indemnification of Taxes with respect to service-providers) or sharing agreement (other than an agreement with Tranzyme or any of its Subsidiaries and other than customary indemnifications for Taxes contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes). Neither Tranzyme nor any of its Subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is Tranzyme) filing a consolidated U.S. federal income Tax Return. Neither Tranzyme nor any of its Subsidiaries is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of the Tax laws of any state, local or foreign jurisdiction), or as a transferee or successor, by contract, or otherwise, for any Tax of any Person other than Tranzyme and its Subsidiaries.

(f)                       Tranzyme has delivered or made available to the Company complete and accurate copies of all U.S. federal income Tax and all other material Tax Returns of Tranzyme and each of its Subsidiaries (and predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Tranzyme and each of its Subsidiaries (and predecessors of each), with respect to U.S. federal income Tax and all other material Taxes.

(g)                     Neither Tranzyme nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(h)                     Neither Tranzyme nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (i) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign law) for a taxable period ending on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date or (v) election by Tranzyme or any of its Subsidiaries under Section 108(i) of the Code.

(i)                        Neither Tranzyme nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” within the meaning of Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) of the Treasury Regulations.

(j)                        Neither Tranzyme nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)                     The total book value of the U.S. real property interests held by Tranzyme is 25 percent or less than the aggregate book value of the following assets held directly by Tranzyme (and a proportionate share of such assets if such assets are held by Tranzyme through a partnership, trust, or estate or a domestic or foreign corporation in which Tranzyme holds a controlling interest): U.S. real property interests, interests in real property located outside the United States, and assets used or held for use in a trade or business (including cash, stock, securities, receivables of all kinds, options or contracts to acquire any of the foregoing, and options or contracts to acquire commodities, but only to the extent that the amount of such assets equals 5 percent of the fair market value of other assets held for use in the trade or business).

3.13                        Employee and Labor Matters; Benefit Plans.

(a)                     The employment of each of the Tranzyme and Subsidiary of Tranzyme employees is terminable by Tranzyme or the applicable Subsidiary of Tranzyme at will (or otherwise in accordance with general principles of wrongful termination law).  Tranzyme has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Tranzyme Associates to the extent currently effective and material.

(b)                     To the Knowledge of Tranzyme and except as may be contemplated by this Agreement, no officer or Key Employee of Tranzyme or any Subsidiary of Tranzyme intends to terminate his or her employment with Tranzyme or the applicable Subsidiary of Tranzyme, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so.

(c)                      Neither Tranzyme nor any Subsidiary of Tranzyme is a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Tranzyme, seeking to represent any employees of Tranzyme or any Subsidiary of Tranzyme.

(d)                     Part 3.13(d) of the Tranzyme Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, equity-based, incentive, deferred compensation, pension, retirement or supplemental retirement, profit sharing, severance, change in control, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, for the benefit of any present or former employee or director of Tranzyme or any Subsidiary of Tranzyme or any ERISA Affiliate which is maintained by, administered or contributed to by, or required to be contributed to by, Tranzyme, any Subsidiary of Tranzyme or any ERISA Affiliate, or under which Tranzyme, any Subsidiary of Tranzyme or any ERISA Affiliate has any current or may incur liability after the date hereof (each, a “Tranzyme Employee Plan”).

(e)                      With respect to each Tranzyme Employee Plan, Tranzyme has made available to the Company a true and complete copy of, to the extent applicable, (i) such Tranzyme Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) as filed with the Internal Revenue Service, and any analogous or comparable reports or forms required under Canadian Law, (iii) each currently effective trust agreement related to such Tranzyme Employee Plan, (iv) the most recent summary plan description for each Tranzyme Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Tranzyme, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Tranzyme Employee Plan.

(f)                       Each Tranzyme Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service.  To the Knowledge of Tranzyme, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Tranzyme Employee Plan or the exempt status of any related trust.

(g)                     Each Tranzyme Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(h)                     No Tranzyme Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Tranzyme nor any Subsidiary of Tranzyme or ERISA Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan.  No Tranzyme Employee Plan is a Multiemployer Plan, and neither Tranzyme nor any Subsidiary of Tranzyme or ERISA Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(i)                        No Tranzyme Employee Plan (other than to the extent set forth in an employment, retention, change in control, deferred compensation or severance agreement or arrangement between Tranzyme and any present or former employee or director disclosed hereunder) provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous Canadian Law (whether federal or provincial) or state law requirement, or (ii) death or retirement benefits under a Tranzyme Employee Plan qualified under Section 401(a) of the Code.

(j)                        With respect to Tranzyme Options granted pursuant to the Tranzyme Stock Plans, (i) each Tranzyme Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Tranzyme Option was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the board of directors of Tranzyme (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Tranzyme Option grant was made in accordance with the terms of the Tranzyme Stock Plans, the Exchange Act and all other applicable laws and regulatory rules or requirements, including Canadian Law, the rules of the NASDAQ Global Market and any other exchange on which Tranzyme securities are traded, (iv) the per share exercise price of each Tranzyme Option was equal to the fair market value of a share of Tranzyme Common Stock on the applicable Grant Date and (v) each such Tranzyme Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Tranzyme and disclosed in Tranzyme filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable laws. Tranzyme has not knowingly granted, and there is no and has been no policy or practice of Tranzyme of granting, Tranzyme Options prior to, or otherwise coordinate the grant of Tranzyme Options with, the release or other public announcement of material information regarding Tranzyme or its results of operations or prospects.

(k)                     To the Knowledge of Tranzyme, no payment pursuant to any Tranzyme Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to Tranzyme or any Subsidiary of Tranzyme, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the transactions contemplated by this Agreement or otherwise.

(l)                        Tranzyme and each Subsidiary of Tranzyme has complied in all material respects with Canadian Law and all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees.  To the extent required under HIPAA and the regulations issued thereunder, to the Knowledge of Tranzyme, Tranzyme and each Subsidiary of Tranzyme has, prior to the date of this Agreement, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142).  To the Knowledge of Tranzyme, Tranzyme and each Subsidiary of Tranzyme has no unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(m)                 To the Knowledge of Tranzyme and each Subsidiary of Tranzyme, Tranzyme and each Subsidiary of Tranzyme is in material compliance with all applicable Canadian Laws, foreign, federal, state and local laws, rules and regulations respecting terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(n)                     There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Tranzyme, threatened or reasonably anticipated against Tranzyme or its Subsidiaries, or any of their employees relating to Tranzyme or any Subsidiary of Tranzyme, any employment agreement with Tranzyme or any of its Subsidiaries or any Tranzyme Employee Plan.

(o)                     There are no pending or, to the Knowledge of Tranzyme, threatened or reasonably anticipated claims or actions against Tranzyme, any Subsidiary of Tranzyme, any

Tranzyme trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy.  Neither Tranzyme nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any Governmental Body with respect to employment practices.

(p)                     Part 3.13(p) of the Tranzyme  Disclosure Schedule lists all liabilities of Tranzyme and its Subsidiaries to any employee thereof that would result from the termination by Tranzyme or any Subsidiary of Tranzyme of such employee’s employment or provision of services, a change of control of Tranzyme or any Subsidiary of Tranzyme, or a combination thereof.  To the Knowledge of Tranzyme, neither Tranzyme nor any Subsidiary of Tranzyme has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(q)                     Neither Tranzyme nor any Subsidiary of Tranzyme has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar foreign, state or local law or issued any notification of a plant closing or mass layoff required by the WARN Act or similar foreign, state or local law in the ninety (90) day period ending on the date of this Agreement, or incurred any liability or obligation under the WARN Act or any similar foreign, state or local law that remains unsatisfied.  No terminations prior to the Closing by Tranzyme or any of its Subsidiaries would trigger any notice or other obligations under the WARN Act or similar foreign, state or local law.

(r)                      There has never been, nor, to the Knowledge of Tranzyme or any Subsidiary of Tranzyme, has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Tranzyme or any Subsidiary of Tranzyme.

(s)                       Neither Tranzyme nor any Subsidiary of Tranzyme has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act or any analogous or comparable Canadian Law.  There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Tranzyme, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Tranzyme Associate, including charges of unfair labor practices or discrimination complaints. Neither Tranzyme nor any Subsidiary of Tranzyme is a party to any conciliation agreement, consent decree or any other agreement or order with any Governmental Body with respect to employment practices.

(t)                        There is no contract, agreement, plan or arrangement to which Tranzyme, any Subsidiary of Tranzyme or any ERISA Affiliate is a party or by which it is bound to compensate any employee for excise taxes paid pursuant to Section 4999 of the Code.  The consummation of the Contemplated Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of Tranzyme, any Subsidiary of Tranzyme or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee or officer.  Neither Tranzyme nor any Subsidiary of Tranzyme is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

3.14                        Environmental Matters.  Tranzyme and each Subsidiary of Tranzyme is in compliance with all applicable Environmental Laws, which compliance includes the possession by Tranzyme of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except as has not had, and would not reasonably be expected to have, a Tranzyme Material Adverse Effect.  Neither Tranzyme nor any Subsidiary of Tranzyme has received since January 1, 2010 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Tranzyme or any Subsidiary of Tranzyme is not in compliance with any Environmental Law, and, to the Knowledge of Tranzyme, there are no circumstances that may prevent or interfere with Tranzyme’s compliance with any Environmental Law in the future.  To the Knowledge of Tranzyme: (i) no current or prior owner of any property leased or controlled by Tranzyme has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by Tranzyme, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Tranzyme is not in compliance with or violated any Environmental Law relating to such property and (ii) it has no material liability under any Environmental Law.

3.15                        Insurance.

(a)                     Tranzyme has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Tranzyme and each Subsidiary of Tranzyme.  Each of such insurance policies is in full force and effect and Tranzyme and each Subsidiary of Tranzyme are in compliance with the terms thereof.  Other than customary end of policy notifications from insurance carriers, since January 1, 2010, neither Tranzyme nor any Subsidiary of Tranzyme has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.  There is no pending workers’ compensation or other claim under or based upon any insurance policy of Tranzyme or any Subsidiary of Tranzyme.  All information provided to insurance carriers (in applications and otherwise) on behalf of Tranzyme and each of its Subsidiaries was, as of the date of such provision, accurate and complete.  Tranzyme and each of its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Tranzyme or any Subsidiary of Tranzyme, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Tranzyme or any Subsidiary of Tranzyme of its intent to do so.

(b)                     Tranzyme has made available to the Company accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Tranzyme and each of its Subsidiaries as of the date of this Agreement (the “Existing Tranzyme D&O Policies”).  Part 3.15(b) of the Tranzyme Disclosure Schedule accurately sets forth the most recent annual premiums paid by Tranzyme with respect to the Existing Tranzyme D&O Policies.

3.16                        Transactions with Affiliates.  Except as set forth in the Tranzyme SEC Documents filed prior to the date of this Agreement, since the date of Tranzyme’s last proxy statement filed in 2012 with the SEC, no event has occurred that would be required to be reported by Tranzyme pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.16 of the Tranzyme Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 12b-2 under the Exchange Act) of Tranzyme as of the date of this Agreement.

3.17                        Legal Proceedings; Orders.

(a)                     Except as set forth in Part 3.17 of the Tranzyme Disclosure Schedule, there is no pending in writing Legal Proceeding, and (to the Knowledge of Tranzyme) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Tranzyme, any Subsidiary of Tranzyme or any Tranzyme Associate (in his or her capacity as such) or any of the material assets owned or used by Tranzyme and/or any Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Tranzyme, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.  With regard to any Legal Proceeding set forth on Part 3.17 of the Tranzyme Disclosure Schedule, Tranzyme has provided the Company or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding.  Tranzyme has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b)                     There is no order, writ, injunction, judgment or decree to which Tranzyme or any Subsidiary of Tranzyme, or any of the assets owned or used by Tranzyme or any Subsidiary of Tranzyme, is subject.  To the Knowledge of Tranzyme, no officer or other Key Employee of Tranzyme or any Subsidiary of Tranzyme is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Tranzyme or any Subsidiary of Tranzyme or to any material assets owned or used by Tranzyme or any Subsidiary of Tranzyme.

3.18                        Authority; Binding Nature of Agreement.  Tranzyme and each of its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement.  Each of the Boards of Directors of Tranzyme and Merger Sub (at meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of such Party and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Tranzyme Common Stock and directed that this Agreement and the issuance of shares of Tranzyme Common Stock in the Merger be submitted for consideration by Tranzyme’s stockholders at the Tranzyme Stockholders’ Meeting (as defined in Section 5.3). This Agreement has been duly executed and delivered by Tranzyme and Merger Sub, and assuming the due authorization, execution and delivery by the Company constitutes the legal, valid and binding obligation of Tranzyme or Merger Sub (as applicable), enforceable against each of Tranzyme and Merger Sub in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Voting Agreements by Tranzyme’s stockholders, the Board of Directors of Tranzyme approved the Voting Agreements and the transactions contemplated thereby.

3.19                        Inapplicability of Anti-takeover Statutes.  The Boards of Directors of Tranzyme and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Voting Agreements and to the consummation of the Merger and the other Contemplated Transactions.  No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Voting Agreements or any of the other Contemplated Transactions.

3.20                        Vote Required.  The affirmative vote (the “Tranzyme Stockholder Approval”) of the holders of a majority of the shares of Tranzyme Common Stock having voting power representing a majority of the outstanding Common Stock is the only vote of the holders of any class or series of Tranzyme’s capital stock necessary to approve the Merger and the issuance of Tranzyme Common Stock in the Merger (the “Required Tranzyme Stockholder Vote”).

3.21                        Non-Contravention; Consents.

(a)                     The execution and delivery of this Agreement by Tranzyme and Merger Sub does not, and the consummation by Tranzyme and Merger Sub of the Contemplated Transactions will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of Tranzyme or of the charter, by-laws, or other organizational document of any Subsidiary of Tranzyme, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on Tranzyme’s or any of its Subsidiaries’ assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract or other agreement, instrument or obligation to which Tranzyme or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to obtaining Tranzyme Stockholder Approval and subject to the consents, approvals and authorizations specified in clauses (i) through (v) of Section 3.21(b) having been obtained prior to the Effective Time and all filings and notifications described in Section 3.21(b) having been made, conflict with or violate any Legal Requirement applicable to Tranzyme or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.21(a) for any such conflicts, violations, breaches, rights of termination, Liens, penalties, defaults, terminations, cancellations, accelerations or losses that have not had, and would not reasonably be expected to result in, a Tranzyme Material Adverse Effect. Part 3.21(a) of the Tranzyme Disclosure Schedule lists all consents, waivers and approvals under any of Tranzyme’s or any of its Subsidiaries’ agreements, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, the absence of which has not had, and would not reasonably be expected to result in, a Tranzyme Material Adverse Effect.

(b)                     No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Body is required by or with respect to Tranzyme or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Tranzyme and Merger Sub or the consummation by Tranzyme and Merger Sub of the Contemplated Transactions, except for (i) obtaining the Required Tranzyme Stockholder Vote, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which Tranzyme is qualified as a foreign corporation to transact business, (iii) any filings required to be made with the SEC in connection with Tranzyme Stockholders’ Meeting, this Agreement and the transactions contemplated hereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under applicable state securities laws, the rules and regulations of The NASDAQ Stock Market and the U.S. Federal Food, Drug, and Cosmetic Act, as amended, and (v) such other consents, licenses, permits, orders, authorizations, filings, approvals and registrations which, if not obtained or made, have not had, and would not reasonably be expected to result in, a Tranzyme Material Adverse Effect.

3.22                        No Financial Advisor.  Except as set forth on Part 3.22 of the Tranzyme Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Tranzyme or any Subsidiary of Tranzyme.

3.23                        Disclosure.  The (i) representations, warranties and other statements made by Tranzyme and Merger Sub in this Agreement (including all exhibits and schedules hereto, and the Tranzyme SEC Documents), as of the date of this Agreement, (ii) items in clause (i) above, together with any other document delivered by or on behalf of Tranzyme in connection herewith, as of the date such other document is delivered, and (iii) information supplied by Tranzyme and each of its Subsidiaries for inclusion in the Proxy Statement (including the consolidated financial statements of Tranzyme contained therein or incorporated by reference to the Tranzyme SEC Documents), as of the date of the Proxy Statement, in each case will not, taken as a whole, (X) contain any statement that is inaccurate or misleading with respect to any material facts, or (Y)

omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

3.24                        Valid Issuance.  The Tranzyme Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, have been duly authorized, and be validly issued, fully paid and nonassessable.  The Tranzyme Common Stock that, effective upon closing, will be issuable upon exercise of Company Options and/or Company Warrants assumed in the Contemplated Transactions, pursuant to Section 5.5 of this Agreement, will have been duly authorized and reserved for issuance.

Section 4.                              CERTAIN COVENANTS OF THE PARTIES

4.1                               Access and Investigation.  Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the earlier of the date of termination of this Agreement and the Effective Time (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party with copies of:

(i)            the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within thirty (30) days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii)        all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(iii)              any written materials or communications sent by or on behalf of a Party to its stockholders;

(iv)               any material notice, document or other communication sent by or on behalf of a Party to any party to any Tranzyme Material Contract or Company Material Contract, as applicable, or sent to a Party by any party to any Tranzyme Material Contract or Company Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Tranzyme Material Contract or Company Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(v)                   any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(vi)               any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii)           any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.2                               Operation of Tranzyme’s Business.

(a)                     Except as set forth on Part 4.2 of the Tranzyme Disclosure Schedule, during the Pre-Closing Period: (i) Tranzyme shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Tranzyme Material Contracts; and (ii) Tranzyme shall promptly notify the Company of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Tranzyme that is commenced, or, to the Knowledge of Tranzyme, threatened in writing against, Tranzyme after the date of the Merger Agreement and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such party at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Tranzyme Disclosure Schedule.

(b)                     During the Pre-Closing Period, Tranzyme shall promptly notify the Company in writing, by delivering an updated Tranzyme Disclosure Schedule, of: (i) the discovery by Tranzyme of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Tranzyme in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Tranzyme in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Tranzyme; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8 impossible or materially less likely. Without limiting the generality of the foregoing, Tranzyme shall promptly advise the Company in writing of any Legal Proceeding or material, written claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Tranzyme or (to the Knowledge of Tranzyme) any director, officer or Key Employee of Tranzyme.  No notification given to the Company pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Tranzyme contained in this Agreement or the Tranzyme Disclosure Schedule for purposes of Section 8.1.

4.3                               Operation of the Company’s Business.

(a)                     Except as set forth on Part 4.3 of the Company Disclosure Schedule, during the Pre-Closing Period: (i) the Company and each Subsidiary of the Company shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Company Material Contracts; (ii) the Company and each Subsidiary of the Company shall preserve intact its current business organization, use reasonable efforts to keep available the services of its current Key Employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the Company or its Subsidiaries; and (iii) the Company shall promptly notify Tranzyme of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting the Company or any Subsidiary of the Company that is commenced, or, to the Knowledge of the Company, threatened against, the Company or any Subsidiary of the Company.

(b)                     During the Pre-Closing Period, the Company shall promptly notify Tranzyme in writing, by delivery of an updated Company Disclosure Schedule, of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8 impossible or materially less likely. Without limiting the generality of the foregoing, the Company shall promptly advise Tranzyme in writing of any Legal Proceeding or material, written claim threatened in writing, commenced or asserted against or with respect to, or otherwise affecting, the Company or any Subsidiary of the Company or (to the Knowledge of the Company) any director, officer or Key Employee of the Company or any Subsidiary of the Company.  No notification given to Tranzyme pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Section 7.1.

4.4                               Negative Obligations.

(a)                     Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(a) of the Tranzyme Disclosure Schedule, (iii) as reasonably necessary to ensure that Tranzyme complies with Legal Requirements and pre-existing contractual obligations, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, Tranzyme shall not, nor shall it cause or permit any Subsidiary of Tranzyme to, do any of the following:

(i)                      declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Tranzyme Common Stock from terminated employees of Tranzyme);

(ii)                  except for contractual commitments in place at the time of this Agreement and disclosed in Part 3.9 and/or Part 3.13 of the Tranzyme Disclosure Schedule, and other than as contemplated by the Contemplated Transactions or the Company Financing, sell, issue or grant, or authorize the issuance of: (i) any capital stock or other security (except for Tranzyme Common Stock issued upon the valid exercise of outstanding Tranzyme Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iii)              amend the certificate of incorporation, bylaws or other charter or organizational documents of Tranzyme or any Subsidiary of Tranzyme, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

(iv)               form any new Subsidiary or acquire any equity interest or other interest in any other Entity;

(v)                   lend money to any Person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $25,000, other than in the Ordinary Course of Business or in connection with Tranzyme’s winding down of operations;

(vi)               (A) adopt, establish or enter into any Tranzyme Employee Plan; (B) cause or permit any Tranzyme Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld) by the Company; (C) hire any new employee or consultant, (D) grant, make or pay any severance, bonus or profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants;

(vii)           enter into any material transaction outside the Ordinary Course of Business;

(viii)       acquire any material asset nor sell, lease or otherwise irrevocably dispose of any of its material assets or properties, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix)               make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x)                   enter into, amend or terminate any Tranzyme Material Contract;

(xi)               commence a lawsuit other than (A) for routine collection of bills, (B) in such cases as Tranzyme in good faith determines that failure to commence such lawsuit would result in the material impairment of a valuable aspect of Tranzyme’s and/or any Subsidiary of Tranzyme’s business, provided that Tranzyme consults with the Company prior to the filing of such lawsuit or (C) for a breach of this Agreement;

(xii)           fail to make any material payment with respect to any of Tranzyme’s accounts payable or indebtedness in a timely manner in accordance with the terms thereof and consistent with past practice; or

(xiii)       agree to take, take or permit any Subsidiary of Tranzyme to take or agree to take, any of the actions specified in clauses (i) through (xii) of this Section 4.4(a).

(b)                     Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(b) of the Company Disclosure Schedule, (iii) as reasonably necessary to ensure that the Company complies with Legal Requirements and pre-existing contractual obligations, or (iv) with the prior written consent of Tranzyme (which consent shall not be unreasonably withheld), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, the Company shall not, nor shall it cause or permit any Subsidiary of the Company to, do any of the following:

(i)                      Declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Company Common Stock from terminated employees of the Company);

(ii)                  amend the certificate of incorporation, bylaws or other charter or organizational documents of the Company (other than to increase the number of authorized shares if required in connection with the Company Financing), or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iii)              except for contractual commitments in place at the time of this Agreement and disclosed in Part 2.9 and/or Part 2.13 of the Company Disclosure Schedule, sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions or the Company Financing: (i) any capital stock or other security (except for (a) Company Options or shares of Company Common Stock issued to Company employees or consultants or (b) shares of Company Common Stock issued upon the valid exercise of Company Options, each which shall be subject to the adjustments contemplated in the definition of “Fully Diluted Basis”); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iv)               form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v)                   other than in the Ordinary Course of Business, lend money to any Person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $25,000;

(vi)               other than in the Ordinary Course of Business, and in observance of common practice for a similarly-situated company: (i) adopt, establish or enter into any Company Employee Plan; (ii) cause or permit any Company Employee Plan to be amended other than as required by law; or (iii) pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(vii)           enter into any material transaction outside the Ordinary Course of Business;

(viii)       acquire any material asset nor sell, lease or otherwise irrevocably dispose of any of its assets or properties, nor grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(ix)               make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x)                   enter into, amend or terminate any Company Material Contract;

(xi)               commence a lawsuit other than (A) for routine collection of bills, (B) in such cases as the Company in good faith determines that failure to commence such lawsuit would result in the material impairment of a valuable aspect of the Company’s business, provided that the Company consults with Tranzyme prior to the filing of such lawsuit or (C) for a breach of this Agreement;

(xii)           fail to make any material payment with respect to any of the Company’s accounts payable or indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices; or

(xiii)       agree to take, take or permit any Subsidiary of the Company to take or agree to take, any of the actions specified in clauses (i) through (xi) of this Section 4.4(b).

4.5                               No Solicitation.

(a)                     Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its Subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to obtaining the Company Stockholder Approval or the Required Tranzyme Stockholder Vote, as applicable, each Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.5; (B) the Board of Directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; and (C) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement. Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(b)                     If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than twenty-four (24) hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the material terms thereof). Such Party shall keep the other Party informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto.

(c)                      Each Party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

Section 5.                              ADDITIONAL AGREEMENTS OF THE PARTIES

5.1                               Proxy Statement.

(a)                     As promptly as practicable after the date of this Agreement, and in any event no later than one week after the Company shall have delivered the Company Public Company Financials to Tranzyme, Tranzyme shall prepare and cause to be filed with the SEC the Proxy Statement.  Tranzyme shall use commercially reasonable efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, and to respond promptly to any comments of the SEC or its staff.  Tranzyme shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Tranzyme’s stockholders as promptly as practicable after the Proxy Statement has been filed with the SEC and either (i) the SEC has indicated either that it does not intend to review the Proxy Statement or that its review of the Proxy Statement has been completed, or (ii) at least ten (10) calendar days shall have passed since the Proxy Statement was filed with the SEC without receiving any correspondence from the SEC commenting on, or indicating that it intends to review, the Proxy Statement.  Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1.  If any event relating to the Company occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then the Company shall promptly inform Tranzyme thereof and shall cooperate fully with Tranzyme in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Tranzyme.

(b)                     Prior to the Effective Time, Tranzyme shall use commercially reasonable efforts to ensure that the issuance of the Tranzyme Common Stock in the Merger will be exempt from registration pursuant to Section 4(2) of the Securities Act and from registration or qualification requirements under applicable state securities laws.

5.2                               Company Stockholder Written Consent.

(a)                     The Company shall use reasonable best efforts to obtain, as promptly as practicable, but in any event within 48 hours after the execution hereof, irrevocable actions by written consent adopting this Agreement, in the form attached hereto as Exhibit C (each a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”) sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting this Agreement and approving the Merger, the Preferred Stock and Note Conversion and all other Contemplated Transactions, (ii) acknowledging that such adoption and approval of the Merger, the Preferred Stock and Note Conversion and the other Contemplated Transactions given thereby is irrevocable and that such stockholder is aware it may have the right to demand appraisal for its shares pursuant to Section 262 of the DGCL or dissenters’ rights pursuant to Chapter 13 of the California Corporations Code, if applicable, a copy of each of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and Chapter 13 of the California Corporations Code, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal or dissenters’ rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL or California Corporations Code.  Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Merger, the Preferred Stock and Note Conversion, the other Contemplated Transactions or this Agreement.  The Company shall use reasonable best efforts to ensure that all Company Stockholder Written Consents are obtained in compliance with all applicable Legal Requirements, and shall not waive or revoke any Company Stockholder Written Consent except after the termination of this Agreement when permitted in accordance with its terms.

(b)                     The Company agrees that, subject to Section 5.2(c), (i) the Company’s Board of Directors shall recommend that the holders of Company Common Stock and Company Preferred Stock take action by written consent to approve the Merger and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.2(a) above, (ii) the statement or information provided to the holders of Company Common Stock and Company Preferred Stock shall include a statement to the effect that the Board of Directors of the Company recommends that the Company’s stockholders take action by written consent to approve the Merger (the recommendation of the Company’s Board of Directors that the Company’s stockholders approve the Merger being referred to as the “Company Board Recommendation”); and (iii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Tranzyme, and no resolution by the Board of Directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Tranzyme shall be adopted or proposed.

(c)                      Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to obtaining the Company Stockholder Approval, the Company’s Board of Directors may withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Tranzyme if, but only if, the Company’s Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable Legal Requirements.

(d)                     The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholders Written Consent in accordance with Section  5.2(a) shall not be limited or otherwise affected  by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

(e)                      Promptly following obtaining the Company Stockholder Approval, the Company shall provide to its stockholders who did not execute a Company Stockholders Written Consent notice of the actions taken pursuant to the Company Stockholders Written Consent.  The Company shall provide to its stockholders who did not execute a Company Stockholders Written Consent applicable and appropriate notices regarding their appraisal or dissenters’ rights under Section 262 of the DGCL and Chapter 13 of the California Corporations Code, if applicable, which notices shall comply with all applicable Legal Requirements.

5.3                               Tranzyme Stockholders’ Meeting.

(a)                     Tranzyme shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Tranzyme Common Stock to vote on the Merger and the issuance of Tranzyme Common Stock in the Merger and the Company Financing and the Reverse Stock Split (such meeting, the “Tranzyme Stockholders’ Meeting”).  The Tranzyme Stockholders’ Meeting shall be held as promptly as practicable after the Proxy Statement is filed with the SEC and either (i) the SEC has indicated either that it does not intend to review the Proxy Statement or that its review of the Proxy Statement has been completed, or (ii) at least ten (10) calendar days shall have passed since the Proxy Statement was filed with the SEC without receiving any correspondence from the SEC commenting on or indicating that it intends to review the Proxy Statement.  Tranzyme shall take reasonable measures to ensure that all proxies solicited in connection with the Tranzyme Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b)                     Tranzyme agrees that, subject to Section 5.3(c): (i) Tranzyme’s Board of Directors shall recommend that the holders of Tranzyme Common Stock vote to approve the Merger and the issuance of Tranzyme Common Stock in the Merger and the Company Financing and Reverse Stock Split and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Tranzyme recommends that Tranzyme’s stockholders vote to approve the Merger and the issuance of Tranzyme Common Stock in the Merger and the Company Financing and Reverse Stock Splits (the recommendation of Tranzyme’s Board of Directors that Tranzyme’s stockholders vote to approve the Merger and the issuance of Tranzyme Common Stock in the Merger and the Company Financing and Reverse Stock Split being referred to as the “Tranzyme Board Recommendation”); and (iii) the Tranzyme Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the Board of Directors of Tranzyme or any committee thereof to withdraw or modify the Tranzyme Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

(c)                      Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Merger and the issuance of Tranzyme Common Stock in the Merger and the Company Financing and Reverse Stock Split by the stockholders of Tranzyme by the Required Tranzyme Stockholder Vote, Tranzyme’s Board of Directors may

withhold, amend, withdraw or modify the Tranzyme Board Recommendation in a manner adverse to the Company if, but only if, Tranzyme’s Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable Legal Requirements.

(d)                     Tranzyme’s obligation to call, give notice of and hold the Tranzyme Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by any withdrawal or modification of the Tranzyme Board Recommendation.

(e)                      Nothing contained in this Agreement shall prohibit Tranzyme or its Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Tranzyme or its Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Tranzyme is unable to take a position with respect to the bidder’s tender offer unless Tranzyme’s Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements. Tranzyme shall not withdraw or modify in a manner adverse to the Company the Tranzyme Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(c).

5.4                               Regulatory Approvals.  Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.  Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters.  The Company and Tranzyme shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.5                               Company Options, Company Warrants and Convertible Notes.

(a)                     At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase Tranzyme Common Stock, and Tranzyme shall assume the Company Stock Option Plan and each such Company Option in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to Company Common Stock under Company Options assumed by Tranzyme shall thereupon be converted into rights with respect to Tranzyme Common Stock.  Accordingly, from and after the Effective Time: (i) each Company Option assumed by Tranzyme may be exercised solely for shares of Tranzyme Common Stock; (ii) the number of shares of Tranzyme Common Stock subject to each Company Option assumed by Tranzyme shall be determined by multiplying (A) the number of shares of

Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Tranzyme Common Stock; (iii) the per share exercise price for the Tranzyme Common Stock issuable upon exercise of each Company Option assumed by Tranzyme shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Tranzyme shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Tranzyme in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Tranzyme Common Stock subsequent to the Effective Time; and (B) Tranzyme’s Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company’s Board of Directors or any committee thereof with respect to each Company Option assumed by Tranzyme. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Tranzyme Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b)                     Tranzyme shall file with the SEC, promptly following the Effective Time, a registration statement on Form S-8, if available for use by Tranzyme, relating to the shares of Tranzyme Common Stock issuable with respect to Company Options assumed by Tranzyme in accordance with Section 5.5(a).

(c)                      Subject to Section 5.5(d), at the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall become converted into and become a warrant to purchase Tranzyme Common Stock and Tranzyme shall assume each such Company Warrant in accordance with its terms.  All rights with respect to Company Common Stock or Company Preferred Stock under Company Warrants assumed by Tranzyme shall thereupon be converted into rights with respect to Tranzyme Common Stock.  Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Tranzyme may be exercised solely for shares of Tranzyme Common Stock; (ii) the number of shares of Tranzyme Common Stock subject to each Company Warrant assumed by Tranzyme shall be determined by multiplying (A) the number of shares of Company Common Stock, or the number of shares of Company Common Stock issuable upon conversion of the shares of Company Preferred Stock issuable upon exercise of the Company Warrant, as applicable, that were subject to such Company Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Tranzyme Common Stock; (iii) the per share exercise price for the Tranzyme Common Stock issuable upon exercise of each Company Warrant assumed by Tranzyme shall be determined by dividing the effective per share exercise price of Company Common Stock or Company Preferred Stock, subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by Tranzyme shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.

(d)                     Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Stock Option Plan, any Company Warrants and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options and Company Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6                               Indemnification of Officers and Directors.

(a)                     From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Tranzyme and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Tranzyme or the Company (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements , incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Tranzyme or the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Tranzyme and the Surviving Corporation, jointly and severally, upon receipt by Tranzyme or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL or the laws of the state of California, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)                     The certificate of incorporation and bylaws of each of Tranzyme and the Surviving Corporation shall contain, and Tranzyme shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Tranzyme and the Company than are presently set forth in the certificate of incorporation and bylaws of Tranzyme and the Company, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Tranzyme or the Company.

(c)                      Each of Tranzyme and the Company shall purchase an insurance policy, with an effective date as of the Closing, which maintains in effect for six years from the Closing the current directors’ and officers’ liability insurance policies maintained by Tranzyme and the Company (provided that each of Tranzyme and the Company may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable in any material respect); provided, however, that in no event shall Tranzyme and the Company be required to expend pursuant to this Section 5.6(c) more than an amount equal to 200% of the respective current annual premiums paid by Tranzyme and the Company for such insurance.

(d)                     Tranzyme shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Tranzyme.

(e)                      Tranzyme shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.6 in connection with their enforcement of their rights provided in this Section 5.6 but only if and to the extent that such persons are successful on the merits of such enforcement action.

(f)                       The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Tranzyme and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g)                     In the event Tranzyme or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Tranzyme or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Tranzyme shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6.

5.7                               Additional Agreements.

(a)                     Subject to Section 5.7(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions.  Without limiting the generality of the foregoing, but subject to Section 5.7(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b)                     Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable.

5.8                               Disclosure.  Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Tranzyme may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Tranzyme in compliance with this Section 5.8.

5.9                               Listing.  Tranzyme shall use its commercially reasonable efforts to maintain its existing listing on the NASDAQ Global Market (or else the NASDAQ Capital Market), and to cause the shares of Tranzyme Common Stock being issued in the Merger, including the shares of Tranzyme Common Stock issuable in connection with the assumption of Company Options and Company Warrants, to be approved for listing (subject to notice of issuance) on the NASDAQ Global Market (or NASDAQ Global Market) at or prior to the Effective Time.

5.10                        Tax Matters.

(a)                     Tranzyme, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or any subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b)                     This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).  Tranzyme, Merger Sub and the Company shall treat, and shall not take any tax reporting position inconsistent with the treatment of, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)                      The parties hereto shall cooperate and use their commercially reasonable efforts in order for the Company to obtain the opinion of Reed Smith LLP, in form and substance reasonably acceptable to the Company, dated as of the Closing (the “Reed Smith Opinion”), and Tranzyme to obtain the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to Tranzyme, dated as of the Closing (the “Skadden Opinion”) to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. As a condition precedent to the rendering of such opinions, Tranzyme (and Merger Sub) and the Company shall, as of the Effective Time, execute and deliver to Reed Smith LLP and Skadden, Arps, Slate, Meagher & Flom LLP tax representation letters, dated and executed as of the dates of such opinions, in form and substance reasonably acceptable to Skadden, Arps, Slate, Meagher & Flom LLP, Reed Smith LLP, Tranzyme and the Company (the “Tax Representation Letters”), on which such Tax Representation Letters Skadden, Arps, Slate, Meagher & Flom LLP and Reed Smith LLP shall be entitled to rely.

(d)                     All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Shareholders when due, and the Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Tranzyme will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Shareholders shall provide Tranzyme with (A) evidence reasonably satisfactory to Tranzyme that such Transfer Taxes have been paid by the Shareholders and (B) a clearance certificate or similar documents which may be required by any Tax authority to relieve Tranzyme of any obligation to withhold any portion of the payments to the Shareholders pursuant to this Agreement.

5.11                        Cooperation.  Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing.

5.12                        Directors and Officers.  Subject to any Legal Requirement, at and immediately after the Effective Time, the initial directors to serve on the board of directors of Tranzyme shall be Nina Kjellson, Linda Grais, Michael F. Powell, Pratik Shah, Eckard Weber, Lars Ekman, Jean-Paul Castaigne, Anne M. VanLent, and Franck Rousseau until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.  At and immediately after the Effective Time, the officers of Tranzyme shall include Linda Grais, Franck Rousseau, and Dana S. McGowan.

5.13                        Section 16 Matters.  Prior to the Closing, each of Tranzyme and the Company shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of shares of Tranzyme Common Stock (including derivative securities with respect to Tranzyme Common Stock) or acquisitions of shares of Company Common Stock or Company Preferred Stock (and derivative securities with respect to shares of Company Common Stock or Company Preferred Stock) resulting from the transactions contemplated by this Agreement by each officer or director of Tranzyme or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of Tranzyme or the Company.

5.14                        Investment Letters.  The Company shall use its reasonable best efforts to obtain an investment representation letter from each holder of Company Capital Stock in the form attached as Exhibit E.

5.15                        Preferred Stock and Convertible Note Conversion.  The Company shall take all action required to effect the conversion of the Company Preferred Stock into Company Common Stock and the Convertible Notes into Series C Preferred Stock of the Company pursuant to the Company Stockholder Written Consent prior to the Closing Date (the “Preferred Stock and Note Conversion”).

Section 6.                              CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1                               No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.2                               Stockholder Approval.  This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly adopted and approved by the Required Company Stockholder Vote, and the issuance of the Tranzyme Common Stock in the Merger and the Company Financing, the Reverse Stock Split and the Merger shall have been duly approved by the Required Tranzyme Stockholder Vote.

6.3                               No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business.  There shall not be any Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Tranzyme, Merger Sub or the Company any damages or other relief that may be material to Tranzyme or the Company; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Tranzyme; (d) that would materially and adversely affect the right or ability of Tranzyme or the Company to own the assets or operate the business of Tranzyme or the Company; or (e) seeking to compel the Company, Tranzyme or any Subsidiary of Tranzyme to dispose of or hold separate any material assets as a result of the Merger.

6.4                               Determination of Adjusted Cash.  No objection to the Closing Adjusted Cash Statements shall have been delivered by either Tranzyme or the Company on or prior to the Closing Date, or Tranzyme and the Company shall have agreed in writing upon the Closing Adjusted Cash Statements, or the Independent Accountant shall have delivered its report with respect to the Closing Adjusted Cash Statements.

Section 7.                              ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF TRANZYME AND MERGER SUB

The obligations of Tranzyme and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Tranzyme, at or prior to the Closing, of each of the following conditions:

7.1                               Accuracy of Representations.  The representations and warranties of the Company contained in this Agreement (a) shall have been true and correct as of the date of this Agreement, except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date) and (b) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except in each case where the failure to be true and correct has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

7.2                               Performance of Covenants.  Each of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by the Company in all material respects.

7.3                               Consents.

(a)                     All of the Consents set forth on Part 7.3(a) of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect.

(b)                     Any Governmental Authorization or other Consent required to be obtained by the Company under any applicable antitrust or competition law or regulation or other Legal Requirement shall have been obtained and shall remain in full force and effect.

7.4                               Agreements and Other Documents.  Tranzyme shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a)                     the Skadden Opinion dated as of the Closing Date and addressed to Tranzyme.  The condition set forth in this Section 7.4(a) shall not be waivable by Tranzyme after receipt of the Company Stockholder Approval and the Tranzyme Stockholder Approval unless further stockholder approvals are obtained with appropriate disclosure;

(b)                     a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.5 and 7.6 have been duly satisfied; and

(c)                      certificates of good standing (or equivalent documentation) of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the board of directors of the Company authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by the Company hereunder.

7.5                               FIRPTA Certificate.  Tranzyme shall have received from the Company a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Tranzyme along with written authorization for Tranzyme to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the closing of the Merger.

7.6                               No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.7                               Preferred Stock and Note Conversion.  The Preferred Stock and Note Conversion shall have occurred.

Section 8.                              ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1                               Accuracy of Representations.  The representations and warranties of Tranzyme and Merger Sub contained in this Agreement (a) shall have been true and correct as of the date of this Agreement except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date) and (b) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except in each case where the failure to be true and correct has not had, and would not reasonably be expected to have, a Tranzyme Material Adverse Effect, it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Tranzyme Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

8.2                               Performance of Covenants.  All of the covenants and obligations in this Agreement that Tranzyme or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3                               Consents.

(a)                     All the Consents set forth on Part 8.3 of the Tranzyme Disclosure Schedule shall have been obtained and shall be in full force and effect.

(b)                     Any Governmental Authorization or other Consent required to be obtained by Tranzyme under any applicable antitrust or competition law or regulation or other Legal Requirement shall have been obtained and shall remain in full force and effect.

8.4                               Documents.  The Company shall have received the following documents:

(a)                     the Reed Smith Opinion dated as of the Closing Date and addressed to the Company.  The condition set forth in this Section 8.4(a) shall not be waivable by the Company after receipt of the Company Stockholder Approval and the Tranzyme Stockholder Approval unless further stockholder approvals are obtained with appropriate disclosure;

(b)                     a certificate executed by the Chief Executive Officer of Tranzyme confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.5, and 8.6 have been duly satisfied; and

(c)                      certificates of good standing of each of Tranzyme and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Tranzyme and Merger Sub hereunder.

8.5                               Board of Directors.  Tranzyme shall have caused the Board of Directors of Tranzyme to be constituted as set forth in Section 5.12 of this Agreement.

8.6                               No Tranzyme Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Tranzyme Material Adverse Effect that is continuing.

Section 9.                              TERMINATION

9.1                               Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Merger and issuance of Tranzyme Common Stock in the Merger by Tranzyme’s stockholders, unless otherwise specified below):

(a)                     by mutual written consent of Tranzyme and the Company duly authorized by the Boards of Directors of Tranzyme and the Company;

(b)                     by either Tranzyme or the Company if the Merger shall not have been consummated by October 31, 2013; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the Proxy Statement is still being reviewed or commented on by the SEC, either Party shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional sixty (60) days, provided, further, however, that in the event of any dispute with respect to the Closing Adjusted Cash Statements, the date for termination of this Agreement pursuant to this Section 9.1(b) shall be extended until five (5) Business Days after the Independent Accountant shall have provided its written report;

(c)                      by either Tranzyme or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)                     by Tranzyme if the Company Stockholder Approval shall not have been obtained within forty-eight (48) hours of the execution of this Agreement;

(e)                      by either Tranzyme or the Company if (i) the Tranzyme Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Tranzyme’s stockholders shall have taken a final vote on the Merger, the transactions contemplated by this Agreement and the issuance of shares of Tranzyme Common Stock in the Merger and (ii) the Merger, such transactions or any of the issuance of Tranzyme Common Stock in the Merger and the Company Financing and Reverse Stock Split shall not have been approved at the Tranzyme Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Tranzyme Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Tranzyme where the failure to obtain the Required Tranzyme Stockholder Vote shall have been caused by the action or failure to act of Tranzyme and such action or failure to act constitutes a material breach by Tranzyme of this Agreement;

(f)                       by the Company (at any time prior to the approval of the issuance of Tranzyme Common Stock in the Merger by the Required Tranzyme Stockholder Vote) if a Tranzyme Triggering Event shall have occurred;

(g)                     by Tranzyme (at any time prior to obtaining the Company Stockholder Approval) if a Company Triggering Event shall have occurred;

(h)                     by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Tranzyme or Merger Sub set forth in this Agreement, or if any representation or warranty of Tranzyme or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Tranzyme’s or Merger Sub’s representations and warranties or breach by Tranzyme or Merger Sub is curable by Tranzyme or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Tranzyme or Merger Sub to the Company of such breach or inaccuracy and (ii) Tranzyme or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Tranzyme or Merger Sub is cured prior to such termination becoming effective); or

(i)                        by Tranzyme, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Company to Tranzyme of such breach or inaccuracy and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

9.2                               Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3                               Expenses; Termination Fees.

(a)                     Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b)                     (i)  If this Agreement is terminated by Tranzyme or the Company pursuant to Section 9.1(e) or (f) and (1) at any time before the Tranzyme Stockholders’ Meeting an Acquisition Proposal with respect to Tranzyme shall have been publicly announced, disclosed or otherwise communicated to Tranzyme’s Board of Directors and (2) within 12 months of the date of termination of this Agreement, Tranzyme enters into a definitive agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, Tranzyme shall pay to the Company, within ten (10) Business Days after consummation of an Acquisition Transaction, a nonrefundable fee in an amount equal to $500,000.

(ii)        If this Agreement is terminated by Tranzyme pursuant to Section 9.1(d) or 9.1(g), and (1) at any time before such termination, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company’s Board of Directors, and (2) within 12 months of the date of termination of this Agreement, the Company enters into a definitive agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, the Company shall pay to Tranzyme, within ten (10) Business Days after consummation of an Acquisition Transaction, a nonrefundable fee in an amount equal to $500,000.

(c)                      If either Party fails to pay when due any amount payable by such Party under Section 9.3(a) or 9.3(b), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Section 10.                       MISCELLANEOUS PROVISIONS

10.1                        Non-Survival of Representations and Warranties.  The representations and warranties of the Company, Merger Sub and Tranzyme contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2                        Amendment.  This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Tranzyme at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after the approval of the Merger or issuance of shares of Tranzyme Common Stock in the Merger); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Tranzyme.

10.3                        Waiver.

(a)                     No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)                     No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4                        Entire Agreement; Counterparts; Exchanges by Facsimile.  This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5                        Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.  In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties:  (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10.5, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement.

10.6                        Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7                        Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; and (b) the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8                        Notices.  Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto):

if to Tranzyme or Merger Sub:

Tranzyme, Inc.

5001 South Miami Boulevard, Suite 200

Durham, NC 27703

Telephone: (919) 474-0020

Fax: (919) 474-0025

Attention: John H. Johnson

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street
Boston, Massachusetts

Telephone: (617) 573-4850

Fax: (617) 573-4822

Attention:                 Graham Robinson

if to the Company:

Ocera Therapeutics, Inc.

12651 High Bluff Drive, Suite 230

San Diego, CA 92130

Telephone: (858) 436-3900

Fax: (858) 436-3999

Attention: Linda Grais

with a copy to:

Reed Smith LLP

1901 Avenue of the Stars

Suite 700

Los Angeles, California 90067

Telephone: (310) 734-5232

Fax:  (310) 734-5299

Attention:                 Michael Sanders

10.9                        Cooperation.  Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10                 Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11                 Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at law or in equity.

10.12                 Construction.

(a)                     For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)                     The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)                      As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)                     Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e)                      The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

TRANZYME, INC.

By:	/s/ John H. Johnson
Name:	John H. Johnson
Title:	Chairman of the Board of Directors of Tranzyme, Inc.

TERRAPIN ACQUISITION, INC.

By:	/s/ John H. Johnson
Name:	John H. Johnson
Title:	Director

OCERA THERAPEUTICS, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

TRANZYME, INC.

By:
Name:
Title:

TERRAPIN ACQUISITION, INC.

By:
Name:
Title:

OCERA THERAPEUTICS, INC.

By:	/s/ Linda Grais
Name:	LINDA GRAIS
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]